Enhance Product Assortment. We believe there is an opportunity to grow our business by selectively broadening and enhancing our assortment in certain product categories, including our Pure Jill and Wearever sub-brands, our Women's and Petite's businesses, and accessories. Based on strong demand for our extended size product and our sub-brands, we believe we have the opportunity to expand and focus these categories in selected stores as well as test the offering in stand-alone store formats. We also believe we have the opportunity to continue to optimize our assortment architecture and productivity by delivering the right mix and flow of fashion and basics to our channels. In addition, we will continue delivering high quality customer focused product assortments across each of our channels, while strengthening visual merchandising. Through our focused and enhanced product offering, particularly in our sub-brands and extended sizes, we believe we will continue to drive profitable sales growth over time.

Recent Developments

Our audited consolidated financial statements for the fiscal year ended January 28, 2017 ("fiscal year 2016") are not yet available. We have presented preliminary estimated ranges of certain of our financial results below for fiscal year 2016, based on information currently available to management. We have provided ranges, rather than specific amounts, for certain financial results below, primarily because our financial closing procedures for the three months and year ended January 28, 2017 are not yet complete. As a result, our actual results may vary materially from the estimated preliminary results included herein and will not be publicly available until after the closing of this offering. Accordingly, you should not place undue reliance on these estimates. The preliminary financial data included in this prospectus has been prepared by, and is the responsibility of, management. Our independent registered public accounting firm has not audited, reviewed, compiled, or performed any procedures with respect to the preliminary estimated financial data below and does not express an opinion or any other form of assurance with respect thereto. See "Risk Factors" "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Special Note Regarding Forward-Looking Statements" for additional information regarding factors that could result in differences between the preliminary estimated ranges of certain financial results presented below and the financial results we will ultimately report for fiscal year 2016.

For the thirteen weeks ended January 28, 2017, we estimate that our net sales will range from $166.7 million to $167.1 million, an increase of $21.5 million, or 14.8%, at the mid-point of the estimated net sales range when compared with net sales of $145.4 million for the thirteen weeks ended January 30, 2016. The increase in net sales was due to an increase in total comparable company sales of approximately 10.7 to 10.9% for the thirteen weeks ended January 28, 2017.

For fiscal year 2016, we estimate that our net sales will range from $638.8 million to $639.2 million, an increase of $77.0 million, or 13.7%, using the mid-point of the estimated net sales range when compared with net sales of $562.0 million for pro forma fiscal year 2015. The increase in net sales was due to an increase in total comparable company sales of approximately 11.1 to 11.3% for fiscal year 2016, primarily driven by an increase in our active customer base from 1.5 million during pro forma fiscal year 2015 to 1.7 million for fiscal year 2016. Omni-channel customers represent approximately 22% of our active customer base for fiscal year 2016, an increase from 20% for pro forma fiscal year 2015. Our direct channel was responsible for 43% of our net sales for fiscal year 2016, an increase from 40% for pro forma fiscal year 2015. Our retail channel was responsible for 57 % of our net sales for fiscal year 2016, a decrease from 60% for pro forma fiscal year 2015.

For fiscal year 2016, we estimate that our net income (loss) and total comprehensive income (loss) will range from $23.6 million to $24.2 million, an increase of $9.6 million, or 67.1%, using the mid-point of the estimated range when compared with net income (loss) and total comprehensive income (loss) of $14.3 million for pro forma fiscal year 2016.

For fiscal year 2016, we estimate that our Adjusted EBITDA will range from $105.1 million to $105.9 million, an increase of $28.7 million, or 28.6%, using the mid-point of the estimated range when compared with our Adjusted EBITDA of $82.0 million for pro forma fiscal year 2015. Adjusted EBITDA is a non-GAAP financial measure that has limitations as an analytical tool. Adjusted EBITDA should not be considered as an alternative to, or substitute for, net income (loss), which is calculated in accordance with GAAP. To address these limitations we reconciled Adjusted EBITDA to the nearest GAAP financial measure, net income (loss), below. For an explanation of how we define Adjusted EBITDA and why we believe the presentation of Adjusted EBITDA information is useful to investors, see "—Summary Consolidated Historical And Pro Forma Financial And Other Data."

Our management has determined that net income (loss) is the only component of our comprehensive income (loss). Accordingly, there is no difference between net income (loss) and comprehensive income (loss). The following table provides a reconciliation of net income (loss) to Adjusted EBITDA for the ranges presented for fiscal year 2016 and for pro forma fiscal year 2015.

(in thousands)	For the Fiscal Year Ended January 28, 2017		For the Fiscal Year Ended January 30, 2016
	Low	High	Pro Forma (unaudited)
Statements of Operations Data:			
Net income (loss)	$ 23,603	$ 24,228	$ 14,295
Interest expense, net	18,670	18,670	16,893
Provision (benefit) for income taxes	16,300	16,650	10,223
Depreciation and amortization	36,219	36,219	37,802
Equity-based compensation expense[(a)]	623	623	609
Write-off of property and equipment[(b)]	385	385	349
Other non-recurring expenses[(c)]	9,300	9,075	1,784
Adjusted EBITDA	$105,100	$105,850	$ 81,955
Net sales	$638,800	$639,200	$562,015
Adjusted EBITDA margin	16.5%	16.6%	14.6%
Total Company Comparable Sales	11.1%	11.3%	12.4%

(a) Represents expenses associated with equity incentive units granted to our management. Prior to the Acquisition, incentive units were accounted for as a liability-classified award and the related compensation expense was recognized based on changes in the intrinsic value of the award at each reporting period. Subsequent to the Acquisition, new incentive units were granted to management and are accounted for as equity-classified awards with the related compensation expense recognized based on fair value at the date of the grants.

(b) Represents the net gain or loss on the disposal of fixed assets.

(c) Represents items management believes are not indicative of ongoing operating performance. These expenses are primarily composed of legal and professional fees associated with non-recurring events. The pro forma fiscal year 2015 and fiscal year 2016 expenses are primarily due to legal, accounting, and professional fees incurred in connection with this offering.

Risks Relating to Our Business and Our Common Stock

An investment in our common stock involves a high degree of risk. You should carefully consider the risks summarized in the "Risk Factors" section of this prospectus immediately following this prospectus summary.

Corporate Conversion

On February   , 2017, we converted from a Delaware limited liability company named Jill Intermediate LLC into a Delaware corporation and changed our name to J.Jill, Inc. In conjunction with the conversion, all of

our outstanding equity interests converted into 40,351,693 shares of common stock. Jill Intermediate LLC had one class of equity interests, all of which were held by JJill Holdings, our former direct parent company, and JJill Topco Holdings, the direct parent company of JJill Holdings. In conjunction with our conversion into a Delaware corporation, JJill Holdings and JJill Topco Holdings each received shares of our common stock in proportion to the percentage of Jill Intermediate LLC's equity interests held by them prior to the conversion. Following our conversion into a Delaware corporation, JJill Holdings, our former direct parent, merged with and into us, and we were the surviving entity to such merger. We are a holding company, and Jill Acquisition LLC, our wholly-owned subsidiary, will remain the operating company for our business assets. All of the shares of our common stock are held by JJill Topco Holdings, our current direct parent. Following the completion of this offering, JJill Topco Holdings plans to distribute all of the shares of our common stock held by it, other than the shares it sells in this offering, to its partners in accordance with the terms of its limited partnership agreement. For more information, please see "Corporate Conversion."

The diagram below depicts our organizational structure immediately following the consummation of this offering and the transactions described above:



Investors in this Offering
Existing Owners
29% ownership of our common stock
71% ownership of our common stock
J.Jill, Inc.
(Delaware Corporation)
The Issuer in this Offering
100% owned by J.Jill, Inc.
Jill Acquisition LLC
(Delaware LLC)
Operating Company

Our Sponsor

We were acquired by TowerBrook in May 2015. TowerBrook is an investment management firm that is based in the United States and Europe. It focuses on making investments in European and North American companies.

Following this offering, TowerBrook will control approximately 59% of the voting power of our outstanding common stock (or 55% if the underwriters exercise their option to purchase additional shares). As a result, TowerBrook will control any action requiring the general approval of our stockholders, including the election of our board of directors (which will control our management and affairs), the adoption of amendments to our certificate of incorporation and bylaws and the approval of any merger or sale of substantially all of our

assets. Because TowerBrook will hold more than 50% of the voting power of our outstanding common stock, we will be a "controlled company" under the corporate governance rules for New York Stock Exchange listed companies. We will therefore be permitted to, and we intend to, elect not to comply with certain corporate governance requirements. See "Management—Controlled Company." We will also be party to a Stockholders Agreement with TowerBrook, pursuant to which TowerBrook will be entitled to certain veto rights including with respect to any payment or declaration of any dividend or other distribution on our equity securities (subject to certain exceptions specified therein), as long as TowerBrook beneficially owns at least 50% of our common stock. See "Certain Relationships and Related Party Transactions—Stockholders Agreement."

Control by TowerBrook may give rise to actual or perceived conflicts of interest with holders of our common stock. TowerBrook's significant ownership in us, its rights under the Stockholders Agreement and its resulting ability to effectively control us may discourage a third party from making a significant equity investment in us or a transaction involving a change of control, including transactions in which holders of shares of our common stock might otherwise receive a premium for such holders' shares over the then-current market price. See "Risk Factors— Risks Related to this Offering and Ownership of Our Common Stock" for a summary of the potential conflicts of interests that may arise as a result of our control by TowerBrook.

Implications of being an Emerging Growth Company

We are an "emerging growth company" as defined in the Jumpstart Our Business Startups Act, or "JOBS Act" enacted in April 2012. As an "emerging growth company," we may take advantage of specified reduced reporting and other requirements that are otherwise applicable to public companies. These provisions include, among other things:

- being permitted to present only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced Management's Discussion and Analysis of Financial Condition and Results of Operations in this prospectus;

- exemption from the auditor attestation requirement in the assessment of our internal controls over financial reporting;

- exemption from new or revised financial accounting standards applicable to public companies until such standards are also applicable to private companies;

- exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board (United States), requiring mandatory audit firm rotation or a supplement to our auditor's report in which the auditor would be required to provide additional information about the audit and our financial statements;

- an exemption from the requirement to seek non-binding advisory votes on executive compensation and golden parachute arrangements; and

- reduced disclosure about executive compensation arrangements.

We may take advantage of these provisions until the end of the fiscal year following the fifth anniversary of our initial public offering or such earlier time that we are no longer an "emerging growth company." We will cease to be an "emerging growth company" if we have $1.0 billion or more in "total annual gross revenues" during our most recently completed fiscal year, if we become a "large accelerated filer" with a market capitalization of $700 million or more, or as of any date on which we have issued more than $1.0 billion in non-convertible debt over the three-year period to such date. We may choose to take advantage of some, but not all, of these reduced burdens. For example, we have taken advantage of the reduced reporting requirement with respect to disclosure regarding our executive compensation arrangements and expect to take advantage of the exemption from auditor attestation on the effectiveness of our internal control over financial reporting. For as long as we take advantage of the reduced reporting obligations, the information that we provide stockholders may be different from information provided by other public companies. We are irrevocably electing to "opt out" of the extended transition period relating to the exemption from new or revised financial accounting standards and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-"emerging growth companies."

In addition, upon the closing of this offering, we will be a "controlled company" within the meaning of the New York Stock Exchange corporate governance standards because more than 50% of our voting common stock will be owned by TowerBrook. For further information on the implications of this distinction, see "Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock" and "Management—Board Committees."

Corporate Information

We were originally organized as Jill Intermediate LLC, a Delaware limited liability company, in February 2011. On February   , 2017, we completed transactions pursuant to which we converted into a Delaware corporation and changed our name to J.Jill, Inc. Our principal executive office is located at 4 Batterymarch Park, Quincy, MA 02169, and our telephone number is (617) 376-4300. Our website address is www.jjill.com. Our website and the information contained on, or that can be accessed through, our website will not be deemed to be incorporated by reference in, and are not considered part of, this prospectus. You should not rely on our website or any such information in making your decision whether to purchase shares of our common stock.

The Offering

Issuer in this offering . . . . J.Jill, Inc.

Common stock offered by the selling
   stockholder . . . . 11,666,667 shares (or 13,416,667 shares, if the underwriters exercise in full their option to purchase additional shares as described below).

Option to purchase additional shares . . . The selling stockholder has granted the underwriters an option to purchase up to an additional 1,750,000 shares. The underwriters may exercise this option at any time within 30 days from the date of this prospectus. See "Underwriting."

Common stock outstanding immediately
   after this offering . . . . 40,351,693 shares.

Use of proceeds . . . . The selling stockholder will receive all the proceeds from the sale of shares of our common stock in this offering. We will not receive any proceeds from the sale of shares of our common stock in this offering.

Controlled company . . . . Upon completion of this offering, TowerBrook will continue to beneficially own more than 50% of our outstanding common stock. As a result, we intend to avail ourselves of the "controlled company" exemptions under the rules of the New York Stock Exchange ("NYSE"), including exemptions from certain of the corporate governance listing requirements. See "Management—Controlled Company"

Voting rights . . . . Holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders.

Dividend policy . . . . We do not currently intend to pay dividends on our common stock. We plan to retain any earnings for use in the operation of our business and to fund future growth.

Listing . . . . We have applied to list our common stock on the NYSE under the symbol "JILL."

Risk factors . . . . You should read the section entitled "Risk Factors" beginning on page 17 of, and the other information included in, this prospectus for a discussion of some of the risks and uncertainties you should carefully consider before deciding to invest in our common stock.

    The number of shares of our common stock to be outstanding immediately after the closing of this offering is based on 40,351,693 shares of common stock outstanding as of October 29, 2016 and, except as otherwise indicated, all information in this prospectus, reflects and assumes the following:

- assumes an initial public offering price of $_____ per share of common stock, the midpoint of the price range on the cover of this prospectus;

- reflects the completion of our corporate conversion from a Delaware limited liability company to a Delaware corporation and the merger of JJill Holdings with and into us, as described under "Corporate Conversion";

- reflects the conversion of all of our outstanding equity interests into 40,351,693 shares of our common stock, which was effectuated on February   , 2017;

- assumes no exercise of the underwriters' option to purchase 1,750,000 additional shares of common stock in this offering; and

- does not reflect an additional 2,237,303 shares of our common stock reserved for future grant under our Equity Incentive Plan (as defined herein) which we expect to adopt in connection with this offering.

The summary historical financial data presented below does not purport to project our financial position or results of operations for any future date or period and should be read together with "Selected Historical Consolidated Financial and Other Data," "Unaudited Pro Forma Consolidated Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our consolidated financial statements and related notes thereto included elsewhere in this prospectus.

						Interim Periods			
	Predecessor		Pro Forma (unaudited)	Predecessor	Successor	Predecessor	Successor (unaudited)		
(in thousands, except share and per share data)	For the Fiscal Year Ended February 1, 2014	For the Fiscal Year Ended January 31, 2015	For the Fiscal Year Ended January 30, 2016	For the Period from February 1, 2015 to May 7, 2015	For the Period from May 8, 2015 to January 30, 2016	For the Period from February 1, 2015 to May 7, 2015	For the Period from May 8, 2015 to October 31, 2015	For the Thirty-Nine Weeks Ended October 29, 2016[5]	Twelve Months Ended October 29, 2016
Statements of Operations Data:									
Net sales	$ 456,026	$ 483,400	$ 562,015	$ 141,921	$ 420,094	$ 141,921	$ 274,741	$ 472,139	$ 617,492
Costs of goods sold	161,261	164,792	188,852	44,232	155,091	44,232	101,185	149,673	203,579
Gross profit	294,765	318,608	373,163	97,689	265,003	97,689	173,556	322,466	413,913
Selling, general and administrative expenses	267,319	279,557	331,752	80,151	246,482	80,151	161,236	273,882	359,128
Acquisition-related expenses	—	—	—	13,341	—	13,341	—	—	—
Operating income	27,446	39,051	41,411	4,197	18,521	4,197	12,320	48,584	54,785
Interest expense	19,064	17,895	16,893	4,599	11,893	4,599	7,922	13,630	17,601
Income (loss) before provision for income taxes	8,382	21,156	24,518	(402)	6,628	(402)	4,398	34,954	37,184
Provision (benefit) for income taxes	3,884	10,860	10,223	1,499	2,322	1,499	1,541	12,924	13,705
Net income (loss)	$ 4,498	$ 10,296	$ 14,295	$ (1,901)	$ 4,306	$ (1,901)	$ 2,857	$ 22,030	$ 23,479
Net income (loss) per share attributable to common stockholders[1]:									
Basic	$ 0.11	$ 0.26	$ 0.38	$ (0.05)	$ 0.11	$ (0.05)	$ 0.07	$ 0.55	$ 0.58
Diluted	$ 0.11	$ 0.26	$ 0.36	$ (0.05)	$ 0.11	$ (0.05)	$ 0.07	$ 0.55	$ 0.58
Weighted average number of common shares outstanding[1]:									
Basic	40,351,693	40,351,693	37,438,116	40,351,693	40,351,693	40,351,693	40,351,693	40,351,693	40,351,693
Diluted	40,351,693	40,351,693	39,289,201	40,351,693	40,351,693	40,351,693	40,351,693	40,351,693	40,351,693
Other Financial Data:									
Adjusted EBITDA[2]	$ 54,241	$ 65,720	$ 81,955	$ 23,672	$ 59,699	$ 23,672	$ 44,277	$ 83,539	$ 98,961
Adjusted EBITDA margin[3]	11.9%	13.6%	14.6%	16.7%	14.2%	16.7%	16.1%	17.7%	16.0%

(in thousands)	Successor January 30, 2016	Successor October 29, 2016 (unaudited)
Balance Sheet data (at end of period):		
Cash	$ 27,505	$ 4,955
Net operating assets and liabilities[4]	3,477	19,749
Total assets	582,032	578,468
Current and non-current portions of long-term debt, net of discount and debt issuance costs	239,978	277,256
Total equity	166,571	118,754

(1) See Note 15 to our audited consolidated financial statements included elsewhere in this prospectus for additional information regarding the calculation of basic and diluted net income (loss) per share attributable to common stockholders. Except for the pro forma periods, there are no potentially dilutive securities outstanding in any historical period presented, basic and diluted net income (loss) per share attributable to common stockholders is the same in each historical period.

(2) Adjusted EBITDA represents net income (loss) plus interest expense, provision (benefit) for income taxes, depreciation and amortization, the amortization of the step-up to fair value of merchandise inventory resulting from the application of a purchase accounting adjustment related to the Acquisition, certain Acquisition-related expenses, sponsor fees, equity-based compensation expense, write-off of property and equipment and other non-recurring expenses, primarily consisting of outside legal and professional fees associated with certain non-recurring transactions and events. We present Adjusted EBITDA on a consolidated basis because our management uses it as a supplemental measure in assessing our operating performance, and we believe that it is helpful to investors, securities analysts and other interested parties as a measure of our comparative operating performance from period to period. Adjusted EBITDA is not a measurement of financial performance under GAAP. It should not be considered an alternative to net income (loss) as a measure of our operating performance or any other measure of performance derived in accordance with GAAP. Adjusted EBITDA has limitations as an analytical tool, and you should not consider such measure either in isolation or as a substitute for analyzing our results as reported under GAAP. Our definition and calculation of Adjusted EBITDA is not necessarily comparable to other similarly titled measures used by other companies due to different methods of calculation. To address these limitations we reconciled Adjusted EBITDA to the nearest GAAP financial measure, net income (loss).

The following provides a reconciliation of net income (loss) to Adjusted EBITDA for the periods presented and the calculation of Adjusted EBITDA margin:

	Predecessor			Pro Forma (unaudited)	Predecessor	Successor	Interim Periods: Predecessor	Interim Periods: Successor (unaudited)		
(in thousands)	For the Fiscal Year Ended February 2, 2013	For the Fiscal Year Ended February 1, 2014	For the Fiscal Year Ended January 31, 2015	For the Fiscal Year Ended January 30, 2016	For the Period February 1, 2015 to May 7, 2015	For the Period May 8, 2015 to January 30, 2016	For the Period February 1, 2015 to May 7, 2015	For the Period May 8, 2015 to October 31, 2015	For the Thirty-Nine Weeks Ended October 29, 2016	Twelve Months Ended October 29, 2016
Statements of Operations Data:										
Net income (loss)	$ (3,601)	$ 4,498	$ 10,296	$ 14,295	$ (1,901)	$ 4,306	$ (1,901)	$ 2,857	$ 22,030	$ 23,479
Interest expense	19,183	19,064	17,895	16,893	4,599	11,893	4,599	7,922	13,630	17,601
Provision (benefit) for income taxes	(2,583)	3,884	10,860	10,223	1,499	2,322	1,499	1,541	12,924	13,705
Depreciation and amortization	27,333	22,910	19,051	37,802	5,147	28,702	5,147	20,112	27,282	35,872
Inventory step-up[a]	—	—	—	—	—	10,471	—	10,471	—	—
Acquisition-related expenses[b]	—	—	—	—	13,341	—	13,341	—	—	—
Sponsor fees[c]	1,000	1,000	1,000	—	250	—	250	—	—	—
Equity-based compensation expense[d]	417	1,930	5,152	609	441	168	441	119	458	507
Write-off of property and equipment[e]	250	386	58	349	112	237	112	48	384	573
Other non-recurring expenses[f]	1,914	569	1,408	1,784	184	1,600	184	1,207	6,831	7,224
Adjusted EBITDA	$ 43,913	$ 54,241	$ 65,720	$ 81,955	$ 23,672	$ 59,699	$ 23,672	$ 44,277	$ 83,539	$ 98,961
Net sales	$431,881	$456,026	$483,400	$562,015	$141,921	$420,094	$141,921	$274,741	$472,139	$617,492
Adjusted EBITDA margin[3]	10.2%	11.9%	13.6%	14.6%	16.7%	14.2%	16.7%	16.1%	17.7%	16.0%

(a) Represents the impact to cost of goods sold resulting from the amortization of the step-up to fair value of merchandise inventory resulting from the application of a purchase accounting adjustment related to the Acquisition.

(b) Represents transaction costs incurred in connection with the Acquisition, consisting substantially of legal and advisory fees, which are not expected to recur.

(c) Represents management fees charged by our previous equity sponsors.

(d) Represents expenses associated with equity incentive units granted to our management. Prior to the Acquisition, incentive units were accounted for as a liability-classified award and the related compensation expense was recognized based on changes in the intrinsic value of

the award at each reporting period. Subsequent to the Acquisition, new incentive units were granted to management and are accounted for as equity-classified awards with the related compensation expense recognized based on fair value at the date of the grants.

    (e)   Represents the net gain or loss on the disposal of fixed assets.

    (f)   Represents items management believes are not indicative of ongoing operating performance. These expenses are primarily composed of legal and professional fees associated with non-recurring events. The fiscal year 2012 costs are primarily associated with legal and professional services incurred in connection with the Company having entered into agreements with lenders to amend certain loan agreement covenants. The fiscal year 2014 expenses were primarily related to legal and professional services associated with the Company's evaluation of a sale of the business. The pro forma fiscal year 2015 expenses are primarily due to legal, accounting, and professional fees incurred in connection with this offering.

(3)   Adjusted EBITDA margin is defined as Adjusted EBITDA divided by net sales.

(4)   Net operating assets and liabilities consist of current assets excluding cash, less current liabilities excluding the current portion of long-term debt.

(5)   For the pro forma thirty-nine weeks ended October 29, 2016 there were no adjustments to net income as all adjustments related to the Acquisition had been reflected in our historical financial statements for the thirty-nine weeks ended October 29, 2016. Pro forma net income per share attributable to common stockholders, basic and pro forma net income per share attributable to common stockholders, diluted during the thirty-nine weeks ended October 29, 2016 were $0.58 and $0.56, respectively. See Note 12 to our Unaudited Pro Forma Consolidated Statement of Operations Adjustments within "Unaudited Pro Forma Consolidated Financial Information" included elsewhere in this prospectus for additional information regarding the calculation of pro forma basic and diluted net income for the thirty-nine weeks ended October 29, 2016.

management has determined that these control deficiencies constitute material weaknesses. We are in the process of implementing measures designed to improve our internal control over financial reporting and remediate the control deficiencies that led to our material weaknesses, including that we have hired additional finance personnel and are establishing formalized accounting policies and procedures and internal controls.

We cannot assure you that the measures we have taken to date, together with any measures we may take in the future, will be sufficient to remediate the control deficiencies that led to our material weaknesses in our internal control over financial reporting or to avoid potential future material weaknesses. If we are unable to conclude that we have effective internal control over financial reporting or if our efforts are not successful to remediate the control deficiencies that led to our material weaknesses in our internal control over financial reporting or other material weaknesses or control deficiencies occur in the future, the accuracy and timing of our financial reporting may be adversely affected, we may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports in addition to applicable stock exchange listing requirements and investors may lose confidence in our financial reporting, which could have a material adverse effect on the trading price of our stock.

We are a "controlled company" within the meaning of the NYSE rules and, as a result, qualify for and intend to rely on exemptions from certain corporate governance requirements.

Following this offering, TowerBrook will continue to control a majority of the voting power of our outstanding voting stock, and as a result we will be a controlled company within the meaning of the corporate governance standards. Under the NYSE rules, a company of which more than 50% of the voting power is held by another person or group of persons acting together is a controlled company and may elect not to comply with certain corporate governance requirements, including the requirements that:

- a majority of the board of directors consist of independent directors;

- the nominating and corporate governance committee be composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities;

- the compensation committee be composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities; and

- there be an annual performance evaluation of the nominating and corporate governance and compensation committees.

These requirements will not apply to us as long as we remain a controlled company. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NYSE.

We continue to be controlled by TowerBrook, and TowerBrook's interests may conflict with our interests and the interests of other stockholders.

Following this offering, TowerBrook will own 59% of our common equity (or 55% if the underwriters exercise their option to purchase additional shares in full). In addition, representatives of TowerBrook comprise a majority of our directors. As a result, TowerBrook will have effective control over the outcome of votes on all matters requiring approval by our stockholders, including entering into significant corporate transactions such as mergers, tender offers and the sale of all or substantially all of our assets and issuance of additional debt or equity. In addition, as long as TowerBrook beneficially owns at least 50% of our common stock, the Stockholders Agreement will provide TowerBrook with veto rights with respect to certain material matters. The interests of TowerBrook and its affiliates could conflict with or differ from our interests or the interests of our other stockholders. For example, the concentration of ownership held by TowerBrook could delay, defer or prevent a change of control of our company or impede a merger, takeover or other business combination which

CORPORATE CONVERSION

On February   , 2017, we converted from a Delaware limited liability company named Jill Intermediate LLC into a Delaware corporation and changed our name to J.Jill, Inc. In order to consummate the corporate conversion, a certificate of conversion was filed with the Secretary of State of the State of Delaware. In conjunction with the conversion all of our outstanding equity interests were converted into 40,351,693 shares of common stock. Jill Intermediate LLC had one class of equity interests, all of which were held by JJill Holdings, our former direct parent company, and JJill Topco Holdings, the direct parent company of JJill Holdings. In conjunction with our conversion into a Delaware corporation, JJill Holdings and JJill Topco Holdings each received shares of our common stock in proportion to the percentage of Jill Intermediate LLC's equity interests held by them prior to the conversion.

In connection with the conversion, J.Jill, Inc. will continue to hold all assets of Jill Intermediate LLC and will assume all of its liabilities and obligations. We are a holding company, and Jill Acquisition LLC, our wholly-owned subsidiary, will remain the operating company for our business assets. J.Jill, Inc. is governed by a certificate of incorporation filed with the Delaware Secretary of State and bylaws, the material portions of which are described in this prospectus under "Description of Capital Stock."

Following our conversion into a Delaware corporation, JJill Holdings, our former direct parent company, merged with and into us, and we were the surviving entity to such merger. Prior to the completion of this offering, all of the shares of our common stock are held by JJill Topco Holdings, our current direct parent. Following the completion of this offering, JJill Topco Holdings plans to distribute all of the shares of our common stock held by it, other than the shares it sells in this offering, to its partners in accordance with the terms of its limited partnership agreement.

The diagram below depicts our organizational structure immediately following the consummation of this offering and the transactions described above:



Investors in this Offering
Existing Owners
29% ownership of our common stock
71% ownership of our common stock
J.Jill, Inc.
(Delaware Corporation)
The Issuer in this Offering
100% owned by J.Jill, Inc.
Jill Acquisition LLC
(Delaware LLC)
Operating Company

CAPITALIZATION

The following table sets forth our cash and our capitalization as of October 29, 2016, on:

- an actual basis; and

- a pro forma basis to give effect to the assumed completion of our corporate conversion from a Delaware limited liability company to a Delaware corporation, the assumed merger of JJill Holdings with and into us and the assumed conversion of all of our outstanding common units into 40,351,693 shares of common stock as described under "Corporate Conversion."

	As of October 29, 2016	
	Actual	Pro Forma
(in thousands, except share and per share data)		
Cash	$ 4,955	$ 4,955
Debt:		
Term Loan[1]	$274,356	274,356
Current portion of long-term debt	2,900	2,900
Total debt, net of discount and debt issuance costs	277,256	277,256
Equity:		
Preferred stock, $0.01 par value, no shares authorized, issued and outstanding (historical); 50,000,000 shares authorized, no shares issued and outstanding (pro forma)	—	—
Common stock, par value $0.01 per share; no shares authorized, issued and outstanding (historical); 250,000,000 shares authorized, 40,351,693 issued and outstanding (pro forma)	—	404
Common units, zero par value, 1,000,000 units authorized, issued and outstanding (historical); no units authorized, issued and outstanding (pro forma)	—	—
Contributed capital	107,712	—
Additional paid-in capital	—	115,868
Accumulated earnings	11,042	2,482
Total equity	118,754	118,754
Total capitalization	$396,010	$396,010

(1) On January 18, 2017, we made a voluntary prepayment of $10.1 million, including accrued interest, on our Term Loan. This prepayment is not reflected in the table above.

You should read this table together with the information included elsewhere in this prospectus, including "Prospectus Summary—Summary Consolidated Financial Data," "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes thereto.

The foregoing table is based on 40,351,693 shares of our common stock outstanding as of October 29, 2016, and except as otherwise indicated, reflects and assumes the following:

- assumes an initial public offering price of $_____ per share of common stock, the midpoint of the price range on the cover of this prospectus;

- reflects the completion of our corporate conversion from a Delaware limited liability company to a Delaware corporation and the merger of JJill Holdings with and into us, as described under "Corporate Conversion";

- reflects the conversion of all of our outstanding equity interests into 40,351,693 shares of our common stock, which was effectuated on February ____, 2017;

- assumes no exercise of the underwriters' option to purchase 1,750,000 additional shares of common stock in this offering; and

- does not reflect an additional 2,237,303 shares of our common stock reserved for future grant under our Equity Incentive Plan (as defined herein), which we expect to adopt in connection with this offering.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables present our selected consolidated financial and other data as of and for the periods indicated. The selected consolidated statements of operations data for the fiscal years ended February 1, 2014 and January 31, 2015, the periods from February 1, 2015 to May 7, 2015 (Predecessor) and from May 8, 2015 to January 30, 2016 (Successor), and the selected consolidated balance sheet data as of January 30, 2016 and January 31, 2015 are derived from our audited consolidated financial statements included elsewhere in this prospectus. We have derived the selected consolidated balance sheet data as of February 2, 2013 and February 1, 2014 and the consolidated statement of operations data for the fiscal year ended February 2, 2013 from our audited consolidated financial statements, which are not included in this prospectus. Our historical audited results are not necessarily indicative of the results that should be expected in any future period.

The selected consolidated statements of operations data for the period from May 8, 2015 to October 31, 2015 (Successor) and the thirty-nine weeks ended October 29, 2016 (Successor) and the selected consolidated balance sheet data as of October 29, 2016 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. We have prepared our unaudited consolidated financial statements on the same basis as our audited consolidated financial statements and have included all adjustments, consisting only of normal recurring adjustments that, in our opinion, are necessary to present fairly the financial information set forth in those statements. The results for any interim period are not necessarily indicative of the results that may be expected for the full year and our historical unaudited results are not necessarily indicative of the results that should be expected in any future period.

The selected historical financial data presented below does not purport to project our financial position or results of operations for any future date or period and should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our consolidated financial statements and related notes thereto included elsewhere in this prospectus.

							Interim Periods		
	Predecessor				**Successor**		**Predecessor**	**Successor**	
(in thousands, except share and per share data)	**For the Fiscal Year Ended February 2, 2013**	**For the Fiscal Year Ended February 1, 2014**	**For the Fiscal Year Ended January 31, 2015**	**For the Period February 1, 2015 to May 7, 2015**	**For the Period May 8, 2015 to January 30, 2016**		**For the Period February 1, 2015 to May 7, 2015**	**For the Period May 8, 2015 to October 31, 2015 (unaudited)**	**For the Thirty-Nine Weeks Ended October 29, 2016 (unaudited)**
Statements of Operations Data:									
Net sales	$ 431,881	$ 456,026	$ 483,400	$ 141,921	$ 420,094		$ 141,921	$ 274,741	$ 472,139
Costs of goods sold	155,363	161,261	164,792	44,232	155,091		44,232	101,185	149,673
Gross profit	276,518	294,765	318,608	97,689	265,003		97,689	173,556	322,466
Selling, general and administrative expenses	263,519	267,319	279,557	80,151	246,482		80,151	161,236	273,882
Acquisition-related expenses	—	—	—	13,341	—		13,341	—	—
Operating income	12,999	27,446	39,051	4,197	18,521		4,197	12,320	48,584
Interest expense	19,183	19,064	17,895	4,599	11,893		4,599	7,922	13,630
Income (loss) before provision for income taxes	(6,184)	8,382	21,156	(402)	6,628		(402)	4,398	34,954
Provision (benefit) for income taxes	(2,583)	3,884	10,860	1,499	2,322		1,499	1,541	12,924
Net income (loss)	$ (3,601)	$ 4,498	$ 10,296	$ (1,901)	$ 4,306		$ (1,901)	$ 2,857	$ 22,030
Net income (loss) per share attributable to common stockholders[1]:									
Basic and diluted	$ (0.09)	$ 0.11	$ 0.26	$ (0.05)	$ 0.11		$ (0.05)	$ 0.07	$ 0.55
Weighted average number of common shares outstanding[1]:									
Basic and diluted	40,351,693	40,351,693	40,351,693	40,351,693	40,351,693		40,351,693	40,351,693	40,351,693

(in thousands, except share and per share data)	Predecessor				Successor	Interim Periods: Predecessor	Interim Periods: Successor	
	For the Fiscal Year Ended February 2, 2013	For the Fiscal Year Ended February 1, 2014	For the Fiscal Year Ended January 31, 2015	For the Period February 1, 2015 to May 7, 2015	For the Period May 8, 2015 to January 30, 2016	For the Period February 1, 2015 to May 7, 2015	For the Period May 8, 2015 to October 31, 2015 (unaudited)	For the Thirty-Nine Weeks Ended October 29, 2016 (unaudited)
Other Financial Data:								
Adjusted EBITDA(2)	$43,913	$54,241	$65,720	$23,672	$59,699	$23,672	$44,277	$83,539
Adjusted EBITDA margin(3)	10.2%	11.9%	13.6%	16.7%	14.2%	16.7%	16.1%	17.7%

(in thousands)	Predecessor			Successor	
	February 2, 2013	February 1, 2014	January 31, 2015	January 30, 2016	October 29, 2016 (unaudited)
Balance Sheet data (at end of period):					
Cash	$ 673	$ 518	$ 604	$ 27,505	$ 4,955
Net operating assets and liabilities(4)	2,338	(7,472)	(8,055)	3,477	19,749
Total assets	254,441	259,735	278,232	582,032	578,468
Current and non-current portions of long-term debt, net of discount and debt issuance costs	106,318	94,153	82,369	239,978	277,256
Preferred capital	72,824	72,824	72,824	—	—
Total equity	(22,986)	(16,765)	(1,317)	166,571	118,754

(1) Basic net income (loss) per share attributable to common stockholders is computed by dividing net income (loss) by basic weighted average common shares outstanding. Diluted net income (loss) per share attributable to common stockholders is computed by dividing net income (loss) by the diluted weighted average common shares outstanding, which has been adjusted to include any potentially dilutive securities. There are no potentially dilutive securities outstanding in any of the historical period presented above. As such, basic and diluted net income (loss) per share attributable to common stockholders is the same in each period.

(2) Adjusted EBITDA represents net income (loss) plus interest expense, provision (benefit) for income taxes, depreciation and amortization, the amortization of the step-up to fair value of merchandise inventory resulting from the application of a purchase accounting adjustment related to the Acquisition, certain Acquisition-related expenses, sponsor fees, equity-based compensation expense, write-off of property and equipment and other non-recurring expenses, primarily consisting of outside legal and professional fees associated with certain non-recurring transactions and events. We present Adjusted EBITDA on a consolidated basis because our management uses it as a supplemental measure in assessing our operating performance, and we believe that it is helpful to investors, securities analysts and other interested parties as a measure of our comparative operating performance from period to period. Adjusted EBITDA is not a measurement of financial performance under GAAP. It should not be considered an alternative to net income (loss) as a measure of our operating performance or any other measure of performance derived in accordance with GAAP. In addition, Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or nonrecurring items, or affected by similar nonrecurring items. Adjusted EBITDA has limitations as an analytical tool, and you should not consider such measure either in isolation or as a substitute for analyzing our results as reported under GAAP. Our definition and calculation of Adjusted EBITDA is not necessarily comparable to other similarly titled measures used by other companies due to different methods of calculation. We recommend that you review the reconciliation of Adjusted EBITDA to net income (loss), the most directly comparable GAAP financial measure, under "Prospectus Summary—Summary Consolidated Historical and Pro Forma Financial and Other Data" and not rely solely on Adjusted EBITDA or any single financial measure to evaluate our business.

(3) Adjusted EBITDA margin is defined as Adjusted EBITDA divided by net sales. We recommend that you review the calculation of Adjusted EBITDA margin, under "Prospectus Summary—Summary Consolidated Historical and Pro Forma Financial and Other Data."

(4) Net operating assets and liabilities consist of current assets excluding cash, less current liabilities excluding the current portion of long-term debt.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma consolidated financial statements should be read in conjunction with "Selected Historical Consolidated Financial and Other Data," "Management's Discussion and Analysis of the Financial Condition and Results of Operations" and our consolidated financial statements and the related notes thereto, included elsewhere in this prospectus.

The unaudited pro forma consolidated balance sheet at October 29, 2016 has been derived from the unaudited historical balance sheet included elsewhere in this prospectus and gives effect to our conversion from a Delaware limited liability company named Jill Intermediate LLC into a Delaware corporation (the "Corporate Conversion") and the merger of JJill Holdings, our direct parent, with and into us (the "Parent Merger"), which occurred prior to the completion of this offering as if they had occurred on October 29, 2016. As the Acquisition and the Financing (as defined below) are reflected in our historical consolidated balance sheet as of October 29, 2016, included elsewhere in this prospectus, there are no pro forma adjustments to our consolidated balance sheet to reflect the Acquisition and the Financing.

The unaudited pro forma consolidated statement of operations for the year ended January 30, 2016 has been derived from our consolidated audited statements of operations included elsewhere in this prospectus and represents the addition of the Predecessor period from February 1, 2015 through May 7, 2015 and the Successor period from May 8, 2015 through January 30, 2016, and gives effect to the following as if they had occurred on February 1, 2015:

- JJill Holdings' acquisition of approximately 94% of the outstanding interests of Jill Intermediate LLC and JJill Topco Holdings' acquisition of approximately 6% of the outstanding interests of Jill Intermediate LLC and our election to push down the effects of the Acquisition to our consolidated financial statements (the "Acquisition");

- the related Acquisition financing as provided for under the Term Loan for $250.0 million and the ABL Facility for $40.0 million (the "Financing");

- the Corporate Conversion and the Parent Merger, which occurred prior to the completion of this offering; and

- the distribution of our common stock by JJill Topco Holdings to its partners that hold vested and unvested Class A Common Interests ("Common Interests") in accordance with its limited partnership agreement, upon completion of this offering (the "Distribution"). The shares of J.Jill, Inc. common stock distributed in respect of unvested Common Interests will become restricted J.Jill, Inc. common stock, subject to the original vesting terms of such Common Interests. No incremental fair value will result from this distribution. Holders of vested and unvested Common Interests will receive a pro rata distribution of vested and unvested J.Jill, Inc. common stock, equal to their fair value of Common Interests immediately prior to the distribution, resulting in no incremental fair value.

The unaudited pro forma consolidated statement of operations does not include the impacts of any revenue, cost or other operating synergies that may result from the Acquisition. There are no pro forma adjustments to our statement of operations (i) for the year ended January 30, 2016 or for the nine months ended October 29, 2016 related to the Parent Merger as there will be no impact to our statements of operations as a result of the Parent Merger; or (ii) for the nine months ended October 29, 2016 related to the Acquisition and the Financing, as both of these transactions were reflected for the entire period in our unaudited consolidated statement of operations for the nine months ended October 29, 2016. However, there are pro forma adjustments to EPS for the nine months ended October 29, 2016 to give effect to the Corporate Conversion and the Distribution.

The accompanying unaudited pro forma consolidated financial information has been prepared in accordance with Article 11 of Regulation S-X. The pro forma adjustments reflect events that are (i) directly attributed to the Acquisition, the Financing and the Parent Merger; (ii) factually supportable; and (iii) with respect to the pro forma statements of operations, expected to have a continuing impact on the consolidated results.

The unaudited pro forma consolidated financial information presented is based on available information and assumptions we believe are reasonable. The unaudited pro forma consolidated balance sheet and the unaudited pro forma consolidated statement of operations are presented for illustrative purposes and do not purport to represent what the results of operations would actually have been if the Acquisition, the Financing and the Parent Merger had occurred as of the dates indicated or what the results of operations would be for any future periods.

J.Jill, Inc.
UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
(in thousands, except share and per share data)

	October 29, 2016		
	Actual	**Pro Forma Adjustments**	**Pro Forma**
Assets			
Current assets:			
Cash	$ 4,955	$	$ 4,955
Accounts receivable	11,338		11,338
Inventories, net	79,041		79,041
Prepaid expenses and other current assets	18,215		18,215
Total current assets	113,549	—	113,549
Property and equipment, net	98,050		98,050
Intangible assets, net	167,603		167,603
Goodwill	196,572		196,572
Receivable from related party	1,617		1,617
Other assets	1,077		1,077
Total assets	$578,468	$ —	$578,468
Liabilities and Members' / Stockholders' Equity			
Current liabilities:			
Accounts payable	$ 39,574	$	$ 39,574
Accrued expenses and other current liabilities	49,271		49,271
Current portion of long-term debt	2,900		2,900
Total current liabilities	91,745	—	91,745
Long-term debt, net of current portion	274,356		274,356
Deferred income taxes	77,342		77,342
Other liabilities	16,271		16,271
Total liabilities	$459,714	—	$459,714
Commitments and contingencies			
Members' Equity / Stockholders' Equity			
Preferred stock, $0.01 par value, no shares authorized, issued and outstanding (historical); 50,000,000 shares authorized, no shares issued and outstanding (pro forma)	—		—
Common stock, par value $0.01 per share; no shares authorized, issued and outstanding (historical); 250,000,000 shares authorized, 40,351,693 issued and outstanding (pro forma)	—	404[1]	404
Common units, zero par value, 1,000,000 units authorized, issued and outstanding (historical); no units authorized, issued and outstanding (pro forma)	—	—[1]	—
Contributed capital	107,712	(107,712)[1]	—
Additional paid-in capital	—	115,868	115,868
Accumulated earnings (deficit)	11,042	(8,560)[1]	2,482
Total members'/ stockholders' equity	118,754	—	118,754
Total liabilities and members'/ stockholders' equity	$578,468	$ —	$578,468

See notes to Unaudited Pro Forma Consolidated Balance Sheet

J.Jill, Inc.
UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
(in thousands, except share and per share data)

	Predecessor For the Period from February 1, 2015 through May 7, 2015	Successor For the Period from May 8, 2015 through January 30, 2016	Pro Forma Adjustments	Pro Forma For the Fiscal Year ended January 30, 2016
Net sales	$ 141,921	$ 420,094	$ —	$ 562,015
Costs of goods sold	44,232	155,091	(10,471)[2]	188,852
Gross profit	97,689	265,003	10,471	373,163
Operating expenses	80,151	246,482	2,044[3]	331,752
			1,943[4]	
			(250)[5]	
			(34)[6]	
			973[7]	
			443[8]	
Acquisition-related expenses	13,341	—	(13,341)[9]	—
Operating income	4,197	18,521	18,693	41,411
Interest expense	4,599	11,893	401[10]	16,893
Income (loss) before provision for income taxes	(402)	6,628	18,292	24,518
Provision for income taxes	1,499	2,322	6,402[11]	10,223
Net income (loss)	$ (1,901)	$ 4,306	$ 11,890	$ 14,295
Net income (loss) per share attributable to common stockholders:				
Basic	$ (0.05)	$ 0.11		$ 0.38
Diluted	$ (0.05)	$ 0.11		$ 0.36
Weighted average number of common shares outstanding:				
Basic	40,351,693	40,351,693	(2,913,577)[12]	37,438,116
Diluted	40,351,693	40,351,693	(1,062,492)[12]	39,289,201

See notes to Unaudited Pro Forma Consolidated Statement of Operations

NOTE A—Description of the Acquisition, Financing, Corporate Conversion, Parent Merger and Distribution

On May 8, 2015, JJill Holdings and JJill Topco Holdings completed the Acquisition of the Company. The purchase price of the Acquisition was $396.4 million, which was funded through an equity contribution by JJill Holdings and JJill Topco Holdings and borrowings under our Term Loan. JJill Holdings accounted for the Acquisition as a business combination under the acquisition method of accounting. Accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on their estimated fair values at the date of Acquisition. We have elected to push down the effects of the Acquisition to our consolidated historical financial statements.

In conjunction with the Acquisition, we entered into our seven-year Term Loan of $250.0 million, which contains certain terms and conditions that require us to comply with financial and other covenants. The Term Loan has a variable interest rate which is based on a rate per annum equal to LIBOR plus 5.0%, with a minimum required LIBOR per annum of 1.0%. The rate per annum was 6.0% at January 30, 2016. The Term Loan is collateralized by all of our assets and contains a provision requiring scheduled quarterly repayments that began October 31, 2015 and that continue until maturity on May 8, 2022.

We also entered into our five-year secured $40.0 million asset-based ABL Facility. Our ABL Facility is collateralized by a first lien on accounts receivable and inventory. Amounts outstanding under the ABL Facility bear interest of LIBOR plus the applicable margin, as defined in the agreement. The ABL Facility consists of revolving loans whereby interest on each revolving loan is payable upon maturity, with durations ranging between 30 to 180 days. Principal is payable upon maturity of the ABL Facility on May 8, 2020. The ABL Facility also requires the payment of monthly fees based on the average quarterly unused portion, as well as a fee on the balance of the outstanding letters of credit. As of October 29, 2016, there were no amounts that had been drawn under the ABL Facility. Based on the borrowing terms of the agreement, the available borrowing capacity at October 29, 2016 was $38.5 million.

In securing the Term Loan and the ABL Facility, we incurred financing and issuance costs of $9.6 million. Debt issuance costs are deferred and amortized using the effective interest rate method for the Term Loan and the straight-line method for the ABL Facility. Debt discounts are deferred and amortized using the effective interest rate method over the term of the related debt agreements.

On February   , 2017, we completed transactions pursuant to which we converted from a Delaware limited liability company named Jill Intermediate LLC into a Delaware corporation and changed our name to J.Jill, Inc. In order to consummate the corporate conversion, a certificate of conversion was filed with the Secretary of State of the State of Delaware. In conjunction with the conversion, all of our outstanding equity interests were converted into shares of common stock. In connection with the conversion, J.Jill, Inc. will continue to hold all assets of Jill Intermediate LLC and will assume all of its liabilities and obligations. Following our conversion into a Delaware corporation, JJill Holdings, our direct parent company, merged with and into us and we were the surviving entity to such merger. Following the merger, all of the shares of our common stock are held by JJill Topco Holdings, our current direct parent. Upon completion of this offering, our common stock held by JJill Topco Holdings will be distributed to its partners that hold vested and unvested Class A Common Interests in accordance with its limited partnership agreement. The shares of J.Jill, Inc. common stock distributed in respect of unvested Common Interests will become restricted J.Jill, Inc. common stock, subject to the original vesting terms of such Common Interests. No incremental fair value will result from this distribution. Holders of vested and unvested Common Interests will receive a pro rata distribution of vested and unvested J.Jill, Inc. common stock, equal to their fair value of Common Interests immediately prior to the distribution, resulting in no incremental fair value.

JJill Topco Holdings controlled both JJill Holdings and J.Jill, Inc. As a result, the merger of J.Jill, Inc., and JJill Holdings, its direct parent, was accounted for as a merger of entities under common control in accordance with Accounting Standards Codification ("ASC") 805. Accordingly, the merger does not result in a change in the basis of accounting. The results of the merger reflect the combination of the results of operations of JJill Holdings and the Company. JJill Holdings did not have operations on its own, except for transaction cost of $8.6 million incurred to execute the Acquisition of the Company. As these costs are non-recurring in nature, the unaudited pro forma consolidated statement of operations did not reflect such costs.

Notes to Unaudited Pro Forma Consolidated Balance Sheet

(1) Represents the (i) conversion of our common units to 40,351,693 shares of common stock and (ii) the reclassification of $8.6 million from contributed capital to accumulated deficit upon the Parent Merger.

Notes to Unaudited Pro Forma Consolidated Statement of Operations Adjustments

(2) Represents the elimination of the increase in cost of goods sold resulting from the amortization of the fair value step-up of merchandise inventory reflected in the purchase price allocation at the date of the Acquisition. The Company's inventory turn is approximately four times per year. As such, the step up in the fair value of inventory, which increased cost of goods sold within approximately the first three months after the Acquisition, has been removed from the unaudited pro forma consolidated statement of operations as there is no continuing impact on the results of operations.

(3) Represents the incremental depreciation expense resulting from the increase in fair value of certain fixed assets, reflected in the purchase price allocation at the date of the Acquisition.

Fixed Asset	Estimated Useful Life	Fair Value at Acquisition Date	Estimated Depreciation Expense, Year ended January 30, 2016
Leasehold improvements	Shorter of estimated useful life or lease term	$39,924	$ 11,012
Furniture, fixtures & equipment ..	5-7 years	21,222	6,812
Computer software	3-5 years	5,490	3,286
Computer hardware	3-5 years	3,209	1,426
Construction in process	N/A	8,839	—
Total		$78,684	22,536
Less: historical depreciation expense			(20,492)
Additional depreciation expense			$ 2,044

(4) Represents the incremental amortization expense resulting from the increase in fair value of certain definite-lived intangible assets, reflected in the purchase price allocation at the date of acquisition.

Intangible Asset	Estimated Useful Life	Fair Value at Acquisition Date	Estimated Amortization Expense, for the Year Ended January 30, 2016
Customer relationship—retail	8 years	$ 12,400	$ 2,607
Customer relationship—direct	9 years	41,700	8,067
Customer relationship—multi-channel	16 years	80,100	5,293
Total		$134,200	15,967
Less: historical amortization expense			(14,024)
Pro forma adjustment			$ 1,943

Total amortization of acquired intangible assets over the next five years is expected to be as follows:

Fiscal Year	Amortization
2016	$ 16,025
2017	14,143
2018	12,471
2019	11,008
2020	9,805
Thereafter	54,781
	$118,233

(5) Represents the elimination of the management fee charged by our previous equity sponsor for the period from February 1, 2015 through May 7, 2015 as it is not expected to have a continuing impact on the results of operations.

(6) Represents the net decrease in amortization expense related to recognition of the fair value of favorable/unfavorable leases.

(7) Represents incremental pro forma deferred rent expense resulting from the recalculation of deferred rent expense from the Acquisition.

(8) Represents the incremental compensation expense related to certain management incentive bonuses awarded in connection with the Acquisition. These bonuses are being amortized over the required service period, which is greater than a year, and thus were deemed to have an ongoing impact on the results of operations.

(9) Represents the elimination of the transaction costs incurred in connection with the Acquisition, consisting substantially of legal and advisory fees, which are not expected to have a continuing impact on the results of operations.

(10) Represents the net change in interest expense resulting from (i) the elimination of cash interest and amortization of deferred issuance costs related to our debt facilities in place during the 2015 Predecessor Period, which were repaid in conjunction with the Acquisition and (ii) the addition of interest expense and amortization of deferred issuance costs for the same period related to our new debt facilities. The following table summarizes the interest expense under the respective facilities for the period:

	Interest Expense for the Year Ended January 30, 2016
Annual pro forma interest expense:	
Term Loan interest expense	$ 15,138[a]
Amortization of deferred issuance costs on the Term Loan	1,197[b]
ABL Facility interest expense	331[c]
Other interest expense	227
Total interest expense	16,893
Less: historical interest expense	(16,492)
Additional interest expense	$ 401

(a) Reflects annual interest expense on the $250 million Term Loan, assuming an interest rate of 6%.

(b)   Reflects amortization of deferred issuance costs for the year.

(c)   Reflects various fees under the ABL Facility, including the unused line fee of 0.375% and amortization of deferred financing fees.

A 1/8% increase or decrease in the variable interest rate of the Term Loan facility would increase or decrease our annual interest expense by $0.3 million.

(11) Represents the income tax effect for the above adjustments reflecting an estimated statutory tax rate of 35%.

(12) Basic and diluted net income (loss) per share attributable to common stockholders for the pro forma fiscal year ended January 30, 2016 and the thirty-nine weeks ended October 29, 2016 are based on our capital structure after giving effect to the Corporate Conversion and the Distribution.

During the pro forma thirty-nine weeks ended October 29, 2016 there were no adjustments to net income as all adjustments related to the Acquisition and the Financing had been reflected in our historical financial statements for the thirty-nine weeks ended October 29, 2016.

After giving effect to the Corporate Conversion and the Distribution, pro forma basic and diluted net income (loss) per share attributable to common stockholders was as follows:

	Pro Forma	
	For the Fiscal Year Ended January 30, 2016	For the Thirty-Nine Weeks Ended October 29, 2016
Basic pro forma net income per share attributable to common stockholders:		
Numerator		
Pro forma net income attributable to common stockholders	$ 14,295	$ 22,030
Denominator		
Weighted average common shares outstanding — basic	40,351,693	40,351,693
Pro forma adjustments (1):		
Restricted common shares	(3,138,402)	(3,138,402)
Weighted average common shares vested	224,825	746,889
Pro forma weighted average common shares outstanding — basic	37,438,116	37,960,180
Pro forma net income per share attributable to common stockholders — basic	$ 0.38	$ 0.58

| | Pro Forma | |
	For the Fiscal Year Ended January 30, 2016	For the Thirty-Nine Weeks Ended October 29, 2016
Diluted pro forma net income per share attributable to common stockholders:		
Numerator		
Pro forma net income attributable to common stockholders	$ 14,295	$ 22,030
Denominator		
Weighted average common shares outstanding — basic	37,438,116	37,960,180
Dilutive effect of J.Jill, Inc. restricted common shares (1)	1,851,085	1,657,201
Pro forma weighted average common shares outstanding — diluted	39,289,201	39,617,381
Pro forma net income per share attributable to common stockholders — diluted	$ 0.36	$ 0.56

(1) Upon the completion of this offering, holders of vested and unvested JJill Topco Holdings Common Interests will receive vested and unvested J.Jill, Inc. common stock, respectively, in a distribution by JJill Topco Holdings in accordance with its limited partnership agreement. The shares of J.Jill, Inc. common stock distributed in respect of unvested Common Interests will become restricted J.Jill, Inc. common stock subject to the original vesting terms of such Common Interests. No incremental fair value will result from this distribution. Holders of vested and unvested Common Interests will receive a pro rata distribution of vested and unvested J.Jill, Inc. common stock, equal to their fair value of Common Interests immediately prior to the distribution, resulting in no incremental fair value.

The adjustment to pro forma basic weighted average shares for the pro forma fiscal year ended January 30, 2016 assumes that (i) the Corporate Conversion and the Distribution occurred on February 1, 2015; (ii) at that date, 3,138,402 shares of the 40,351,693 shares outstanding after the Corporate Conversion were restricted shares that were subject to vesting restrictions due to the Distribution; and (iii) during the pro forma fiscal year ended January 30, 2016, 224,825 shares of those 3,138,402 restricted shares vested in accordance with the vesting conditions on a weighted average basis. The adjustment to pro forma basic weighted average shares for the thirty-nine weeks ended October 29, 2016 assumes that during the thirty-nine weeks ended October 29, 2016, an additional 522,064 shares of the 3,138,402 restricted shares vested in accordance with the vesting conditions on a weighted average basis.

and liabilities that occurred in connection with the Acquisition, (ii) increased capital spending in stores as a result of opening new stores and remodeling existing stores, and (iii) increased capital spending on information systems primarily due to the implementation of a new merchandising system. This increase also includes an increase in incentive compensation expense driven by the improved performance of our business.

As a percentage of net sales, selling, general and administrative expenses were 56.5% for the 2015 Predecessor Period and 58.7% for the 2015 Successor Period, compared to 57.8% for fiscal year 2014.

Acquisition-Related Expenses

We incurred acquisition-related expenses of $13.3 million during the 2015 Predecessor Period, consisting primarily of legal and advisory fees. No such costs were incurred during the 2015 Successor Period or fiscal year 2014.

Interest Expense

Interest expense was $4.6 million for the 2015 Predecessor Period and $11.9 million for the 2015 Successor Period, compared to $17.9 million for fiscal year 2014. In fiscal year 2014, our interest expense was higher due to voluntary prepayments on our predecessor term loan facility, which accelerated the amortization of deferred financing costs. During the 2015 Successor Period, interest incurred on debt decreased as a result of a decrease in the weighted average interest rate and lower amortization of deferred financing costs, offset by an increase in debt.

Provision for Income Taxes

The provision for income taxes was $1.5 million for the 2015 Predecessor Period and $2.3 million for the 2015 Successor Period, compared to $10.9 million for fiscal year 2014. Our effective tax rates for the same periods were (372.9)%, 35.0% and 51.3%, respectively. The decrease in provision for income taxes was primarily due to lower income (loss) before provision for income taxes for the 2015 Predecessor Period as a result of the inclusion of certain expenses related to the Acquisition in that period.

Supplemental Pro Forma Fiscal Year Ended January 30, 2016 Compared to Fiscal Year Ended January 31, 2015 (Predecessor)

In addition to the historical analysis of results of operations for the audited historical statements of operations presented for fiscal year 2014, the 2015 Predecessor Period and the 2015 Successor Period, we have also presented a supplemental unaudited pro forma consolidated statement of operations for the fiscal year ended January 30, 2016 ("pro forma fiscal year 2015").

The unaudited consolidated statement of operations for pro forma fiscal year 2015 was derived from our historical audited statements of operations included elsewhere in this prospectus. The unaudited pro forma consolidated statement of operations gives effect to (i) the Acquisition, (ii) the related financing as provided for under our Term Loan for $250.0 million and our ABL Facility of $40.0 million (the "Financing"), (iii) the Corporate Conversion and the Parent Merger and (iv) the distribution of our common stock by JJill Topco Holdings to its partners that hold vested and unvested JJill Topco Holdings Common Interests in accordance with its limited partnership agreement (where holders of vested and unvested Common Interests will receive a pro rata distribution of vested and unvested J.Jill, Inc. common stock, equal to their fair value of Common Interests immediately prior to the distribution, resulting in no incremental fair value), upon completion of this offering, as if they were entered into on February 1, 2015. The historical financial information has been adjusted to give effect to the pro forma adjustments that are (i) directly attributed to the Acquisition and related Financing, (ii) factually supportable and (iii) expected to have a continuing impact on the consolidated statement of operations.

Site Selection

We believe our store expansion model supports our ability to grow our store footprint in both new and existing markets across the United States with the potential to simultaneously enhance our direct channel sales by migrating single-channel customers to omni-channel customers. New store locations are evaluated on various factors, including customer demographics within a market, concentration of existing customers, location of existing stores and center tenant quality and mix. We also leverage our customer database, including purchasing history and customer demographics, to determine geographic locations that may benefit from a retail store. We target opening new stores in high traffic locations with desirable demographic characteristics and favorable lease economics. We believe we can add up to 100 stores to our store base of 275 over the long term. We plan to open 10-15 new stores in fiscal year 2017 and in each year thereafter. We also plan to selectively close underperforming stores on an annual basis, including one in 2016.

Our store growth is supported by proven new store economics that we believe are compelling. Our new store operating model targets an average store size of 3,600 square feet and net sales per store of approximately $1.0 million in the first full year of operations. The new store operating model targets 4-wall contribution of approximately $270,000 within the first full year of operations. The average payback period of the new store operating model is approximately two years, reflecting a target pre-tax cash-on-cash return of approximately 50%.

The following table shows new store openings since fiscal year 2012. The stores opened in the last three years were primarily in lifestyle centers.

Store Open Year	Total Stores Opened	Total Stores at the End of the Fiscal Year
Fiscal Year 2012	7	227
Fiscal Year 2013	13	234
Fiscal Year 2014	19	248
Pro Forma Fiscal Year 2015	15	261
Fiscal Year 2016	15	275

Data Analytics

Driven by our rich catalog heritage and omni-channel platform, we have significant customer insights and data, which we use to drive the majority of our decision making. We have developed industry-leading data capture capabilities which allow us to match approximately 97% of transactions to an identifiable customer, which we believe is significantly ahead of the industry standard. Our extensive database of customer information contains personal identifiers (e.g., name, address and email), demographic overlay (e.g., age, household income and occupation), contact history (e.g., catalog and email) and transaction history (e.g., orders, returns and order value). As of the end of pro forma fiscal year 2015, our database had over ten million names.

We have significant visibility into our customers' transaction behavior, including purchases made across our channels. As such, we can identify a single-channel customer who purchases a product through our website, our retail store or our catalog, as well as an omni-channel customer who purchases in more than one channel. We continually leverage this customer database to drive data analysis and insights that we use in managing our business. This analysis, along with continuous testing strategies, has created a foundation of knowledge that underlies our confidence in our strategies and our decision making. We also use the database to acquire, develop and retain customers and then create, build and maintain a relationship with each customer to drive optimum value. We believe our use of customer data and our data insight capabilities distinguish us from our competitors.

Marketing and Advertising

We leverage a variety of marketing and advertising vehicles to increase brand awareness, acquire new customers, drive customer traffic across our channels, and strengthen and reinforce our brand image. These in accordance with our bylaws. At any meeting of the board of directors, except as otherwise required by law, a majority of the total number of directors then in office will constitute a quorum for all purposes.

Our certificate of incorporation will provide that the board of directors will be divided into three classes of directors, with staggered three-year terms, with the classes to be as nearly equal in number as possible. As a result, approximately one-third of the board of directors will be elected each year. The classification of directors has the effect of making it more difficult for stockholders to change the composition of the board of directors.

In connection with this offering, we will enter into a Stockholders Agreement with TowerBrook. Under the Stockholders Agreement, TowerBrook will have the right, to designate for nomination representatives to our board of directors and committees of our board of directors. TowerBrook will initially be entitled to designate for nomination five of our eight directors. See "Certain Relationships and Related Party Transactions—Stockholders Agreement."

Director Independence

Our board of directors has determined that Michael Rahamim, Marka Hansen, Michael Eck and Linda Heasley are "independent directors," as defined by the applicable NYSE rules.

Board Committees

Our board of directors will establish, upon the completion of this offering, an audit committee, a compensation committee and a nominating and corporate governance committee. Each of these committees will operate under a charter that has been approved by our board of directors.

Audit Committee

Our audit committee will assist our board of directors in monitoring the audit of our consolidated financial statements, our independent registered public accounting firm's qualifications and independence, the performance of our audit function and independent auditors and our compliance with legal and regulatory requirements. The audit committee will have direct responsibility for the appointment, compensation, retention (including termination) and oversight of our independent auditors, and our independent auditors report directly to the audit committee. The audit committee will also review and approve related party transactions as required by the applicable NYSE rules.

Upon completion of this offering, we will have an audit committee consisting of three directors, including at least one member that qualifies as an "audit committee financial expert" as such term is defined in Item 407(d)(5) of Regulation S-K. The audit committee will include directors who are "independent" for purposes of Rule 10A-3 of the Securities Exchange Act of 1934 and under the listing standards of the NYSE.

Compensation Committee

Following the completion of this offering, our compensation committee will be responsible for reviewing and recommending policies relating to the compensation and benefits of our directors and employees, including our Chief Executive Officer and other executive officers.

Because we will be a "controlled company" under the rules of the NYSE, our compensation committee is not required to be comprised entirely of "independent" directors, although if such rules change in the future or we no longer meet the definition of a controlled company under the current rules, we will adjust the composition of the compensation committee accordingly in order to comply with such rules.

The compensation committee will have the sole authority to retain and terminate any compensation consultant to assist in the evaluation of employee compensation and to approve the consultant's fees and the other terms and conditions of the consultant's retention.

Equity Incentive Plan

Our board of directors plans to adopt and our current stockholders plan to approve, the 2017 Omnibus Equity Incentive Plan (the "Equity Incentive Plan") to become effective upon the consummation of this offering. The following is a summary of certain terms and conditions of the Equity Incentive Plan. This summary is qualified in its entirety by reference to the Equity Incentive Plan, which is attached as an exhibit to this registration statement. You are encouraged to read the full Equity Incentive Plan.

Administration. The compensation committee of our board of directors (or subcommittee thereof, if necessary for Section 162(m) of the Code) (the "Compensation Committee") will administer the Equity Incentive Plan. The Compensation Committee will have the authority to determine the terms and conditions of any agreements evidencing any awards granted under the Equity Incentive Plan and to adopt, alter and repeal rules, guidelines and practices relating to the Equity Incentive Plan. The Compensation Committee will have full discretion to administer and interpret the Equity Incentive Plan and to adopt such rules, regulations and procedures as it deems necessary or advisable and to determine, among other things, the time or times at which the awards may be exercised and whether and under what circumstances an award may be exercised.

Eligibility. Any current or prospective employees, directors, officers, consultants or advisors of the Company or its affiliates who are selected by the Compensation Committee will be eligible for awards under the Equity Incentive Plan. The Compensation Committee will have the sole and complete authority to determine who will be granted an award under the Equity Incentive Plan.

Number of Shares Authorized. The Equity Incentive Plan provides for an aggregate of 2,237,303 shares of our common stock. No more than 2,237,303 shares of our common stock may be issued with respect to incentive stock options under the Equity Incentive Plan. No participant may be granted awards of options and stock appreciation rights with respect to more than 570,000 shares of our common stock in any 12-month period. No more than 570,000 shares of our common stock may be granted under the Equity Incentive Plan with respect to any performance compensation awards to any participant during a performance period (or with respect to each year if the performance period is more than one year). The maximum amount payable to any participant under the Equity Incentive Plan for any single year during a performance period (or with respect to each single year in the event a performance period extends beyond a single year) for a cash denominated award that is intended to qualify as performance-based compensation under Section 162(m) of the Code is $5,000,000. The maximum grant date fair value of cash and equity awards that may be awarded to a non-employee director under the Equity Incentive Plan during any one fiscal year will be $300,000. If any award granted under the Equity Incentive Plan expires, terminates, or is canceled or forfeited without being settled or exercised, or if a stock appreciation right is settled in cash or otherwise without the issuance of shares, shares of our common stock subject to such award will again be made available for future grants. In addition, if any shares are surrendered or tendered to pay the exercise price of an award or to satisfy withholding taxes owed, such shares will again be available for grants under the Equity Incentive Plan.

Change in Capitalization. If there is a change in our capitalization in the event of a stock or extraordinary cash dividend, recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, split-off, spin-off, combination, repurchase or exchange of shares of our common stock or other relevant change in capitalization or applicable law or circumstances, such that the Compensation Committee determines that an adjustment to the terms of the Equity Incentive Plan (or awards thereunder) is necessary or appropriate, then the Compensation Committee shall make adjustments in a manner that it deems equitable. Such adjustments may be to the number of shares reserved for issuance under the Equity Incentive Plan, the number of shares covered by awards then outstanding under the Equity Incentive Plan, the limitations on awards under the Equity Incentive Plan, or the exercise price of outstanding options, or such other equitable substitution or adjustments as it may determine appropriate.

Awards Available for Grant. The Compensation Committee may grant awards of non-qualified stock options, incentive (qualified) stock options, stock appreciation rights ("SARs"), restricted stock awards, restricted

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Other than compensation arrangements for our named executive officers and directors, we describe below each transaction or series of similar transactions, since February 3, 2013, to which we were a party or will be a party, in which:

- the amounts involved exceeded or will exceed $120,000; and

- any of our directors, executive officers or holders of more than 5% of our capital stock, or any member of the immediate family of the foregoing persons, had or will have a direct or indirect material interest.

Compensation and indemnification arrangements for our named executive officers and directors are described below under "—Indemnification Agreements."

Subordinated Debt Facility

On September 27, 2012, we entered into a six-year subordinated debt facility agreement (the "Subordinated Debt Agreement"). The lender under the Subordinated Debt Agreement was an affiliate of Golden Gate Capital, which was a minority equity holder of ours prior to the Acquisition. The Subordinated Debt Agreement was an unsecured mezzanine term loan and provided for borrowings of $30.0 million. Borrowings under the Subordinated Debt Agreement accrued interest at a rate of 24.0%. This facility was provided through JJ Mezz Funding Corp., which was a variable interest entity established to facilitate such financing. On May 8, 2015, contemporaneously with the Acquisition, the subordinated debt facility was repaid in full in an amount of $40.9 million and the Subordinated Debt Agreement was terminated by us.

Related Party Receivable

In connection with the Acquisition, two of our directors, Michael Rahamim and Marka Hansen, and a director of an indirect parent company of ours, invested new money in JJill Topco Holdings and entered into subscription agreements with JJill Topco Holdings. Following the Acquisition, JJill Topco Holdings held $1.9 million of cash consideration from these investments and did not contribute the cash to us and our subsidiaries. As a result, we recorded a related party receivable in the amount of $1.9 million.

Stockholders Agreement

In connection with this offering, we will enter into a Stockholders Agreement with TowerBrook, which, as further described below, will contain certain rights for TowerBrook.

Consent Rights

For so long as TowerBrook beneficially owns at least 50% of our common stock, TowerBrook will have prior approval rights over the following transactions:

- any increase or decrease in the size of our board of directors;

- any incurrence of indebtedness (other than (i) debt existing as of the date of the Stockholders Agreement or refinancing thereof, (ii) capital leases approved by the board of directors and (iii) intercompany debt) in excess of $10.0 million;

- any authorization, creation (by way of reclassification, merger, consolidation or otherwise) or issuance of equity securities (including preferred stock) other than issuances (i) pursuant to an equity compensation plan, (ii) by a subsidiary to us or another wholly owned subsidiary or (iii) upon conversion of convertible securities or exercise of options or warrants outstanding as of the date of the Stockholders Agreement or issued in compliance with the Stockholders Agreement;

- any redemption or repurchase of our equity securities, other than (i) from any director, officer, independent contractor or employee in connection with the termination of the employment or services of such director, officer or employee as contemplated by the applicable equity compensation plan or award agreement or (ii) pursuant to an offer made pro rata to all stockholders party to the Stockholders' Agreement;

- any material acquisition of the assets or equity interests of any other entity in any single transaction or series of related transactions;

- any fundamental changes to the nature of our business that involve the entry into any new line of business;

- the adoption, approval or issuance of any "poison pill," stockholder or similar rights plan by us or our subsidiaries or any amendment of such plan;

- any amendment, restatement or modification of our certificate of incorporation or bylaws;

- any payment or declaration of any dividend or other distribution on any of our equity securities or entering into a recapitalization transaction the primary purpose of which is to pay a dividend, other than dividends required to be made pursuant to the terms of any outstanding preferred stock;

- appointment or removal of the chairperson of our board of directors;

- the consummation of a change of control or entry into any contract or agreement the effect of which would be a change of control; and

- our or any of our subsidiaries' entry into any voluntary liquidation, dissolution or commencement of bankruptcy or insolvency proceedings, the adoption of a plan with respect to any of the foregoing or the decision not to oppose any similar proceeding commenced by a third party.

The effect of the Stockholders Agreement will be that TowerBrook may maintain control over our significant corporate transactions even if it holds less than a majority of our common stock.

Composition of the Board of Directors

The Stockholders Agreement will also provide TowerBrook with certain rights with respect to the designation of directors to serve on our board of directors. As set forth in the Stockholder's Agreement, for so long as TowerBrook beneficially owns at least 50% of our common stock, it will be entitled to designate for nomination a majority of our board of directors. When TowerBrook beneficially owns less than 50% of our common stock but owns at least 10% of our common stock, TowerBrook will be entitled to designate for nomination a number of directors in proportion to its ownership of our common stock, rounded up to the nearest whole person. When TowerBrook owns less than 10% of our common stock but owns at least 5% of our common stock, TowerBrook will be entitled to designate for nomination the greater of (i) a number of directors in proportion to its ownership of our common stock, rounded up to the nearest whole person, and (ii) one director.

Registration Rights Agreement

In connection with this offering, we intend to enter into a registration rights agreement that will provide TowerBrook an unlimited number of "demand" registrations and customary "piggyback" registration rights, and will provide certain members of our management with customary "piggyback" registration rights. The registration rights agreement will also provide that we will pay certain expenses relating to such registrations and indemnify the registration rights holders against certain liabilities which may arise under the Securities Act.

Services Agreement

We are party to a services agreement with TowerBrook, pursuant to which TowerBrook has performed and will perform management support advisory services, planning and finance services for us. Under the terms of the services agreement, effective May 8, 2015, we paid an upfront lump sum advisory fee of $4.0 million. Under the

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth the beneficial ownership of our common stock by:

- each person, or group of affiliated persons, who we know to beneficially own more than 5% of our common stock;
- each of our named executive officers;
- each of our directors;
- all of our executive officers and directors as a group; and
- the selling stockholder.

Following our conversion to a Delaware corporation and the merger of JJill Holdings with and into us, as described under "Corporate Conversion," JJill Topco Holdings will hold all of our issued and outstanding common stock. Following the completion of this offering, JJill Topco Holdings plans to distribute all of the shares of our common stock held by it, other than the shares it sells in this offering, to its partners in accordance with the terms of its limited partnership agreement. If the underwriters' option to purchase additional shares is not exercised in full, JJill Topco Holdings will distribute its remaining shares of our common stock to its limited partners. All shares of our common stock distributed by JJill Topco Holdings will be subject to restrictions on transfer as described under "Shares Eligible for Future Sale—Lock-up Agreements." Cash proceeds received by JJill Topco Holdings from the sale of shares of our common stock in this offering, net of underwriting discounts, will be distributed to the partners of JJill Topco Holdings in accordance with its limited partnership agreement.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to such securities. Except as otherwise indicated, all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. Unless otherwise indicated, the address of each person or entity named in the table below is c/o J.Jill, Inc., 4 Batterymarch Park, Quincy, Massachusetts 02169.

	Shares Beneficially Owned Before the Offering		Shares to be Sold in the Offering		Shares Beneficially Owned After the Offering			
					Excluding Exercise of Option to Purchase Additional Shares		Including Exercise of Option to Purchase Additional Shares	
	Number	Percent	Excluding Exercise of Option to Purchase Additional Shares	Including Exercise of Option to Purchase Additional Shares	Number	Percent	Number	Percent
5% Stockholders								
Entities affiliated with TowerBrook[(1)]	40,351,693	100.0%	11,666,667	13,416,667	23,759,330	58.9%	22,310,422	55.3%
Named Executive Officers and Directors								
Paula Bennett	—	—	—	—	9,575	*	8,991	*
David Biese	—	—	—	—	458,598	1.1%	430,631	1.1%
Joann Fielder	—	—	—	—	629,144	1.6%	590,777	1.5%
Michael Rahamim	—	—	—	—	225,411	*	211,665	*
Marka Hansen	—	—	—	—	82,609	*	77,571	*
Travis Nelson	—	—	—	—	—	—	—	—
Michael Recht	—	—	—	—	—	—	—	—
Andrew Rolfe	—	—	—	—	—	—	—	—
Michael Eck	—	—	—	—	3,565	*	3,300	*
Linda Heasley	—	—	—	—	—	—	—	—
All current directors and executive officers as a group	—	—	—	—	1,408,902	3.5%	1,322,935	3.3%

DESCRIPTION OF CAPITAL STOCK

The following is a summary of all material characteristics of our capital stock as set forth in our certificate of incorporation and bylaws, which will be in effect upon our conversion from a Delaware limited liability company to a Delaware corporation. The summary does not purport to be complete and is qualified in its entirety by reference to our certificate of incorporation and bylaws, all of which are incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and the applicable provisions of Delaware law.

Capital Stock

Our certificate of incorporation will provide that our authorized capital stock will consist of 250,000,000 shares of common stock, par value $0.01 per share, and 50,000,000 shares of preferred stock, par value $0.01 per share. After the consummation of this offering, we expect to have 40,351,693 shares of common stock and zero shares of preferred stock outstanding.

Common Stock

Voting Rights

The holders of our common stock are entitled to one vote per share of common stock on each matter properly submitted to the stockholders on which the holders of shares of common stock are entitled to vote, including the election of directors, and will not have cumulative voting rights.

Dividend Rights

The holders of our common stock will be entitled to receive dividends when, as, and if declared by our board of directors out of legally available funds.

All shares of our common stock will be entitled to share equally in any dividends our board of directors may declare from legally available sources, subject to the terms of any outstanding preferred stock. See "—Preferred Stock." Provisions of our debt agreements and other contracts, including requirements under our certificate of incorporation described elsewhere in this prospectus, may impose restrictions on our ability to declare dividends with respect to our common stock.

Liquidation Rights

Upon a liquidation or dissolution of the Company, whether voluntary or involuntary and subject to the rights of the holders of any preferred stock, all shares of our common stock will be entitled to share equally in the assets available for distribution to holders of common stock after payment of all of our prior obligations, including any then-outstanding preferred stock.

Other Matters

The holders of our common stock will have no preemptive rights. All of the outstanding shares of common stock are, and the shares of common stock to be sold in this offering when issued and paid for will be, fully paid and nonassessable. There will be no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of holders of common stock will be subject to the rights of the holders of shares of any series of preferred stock that may be issued in the future.

Preferred Stock

After the consummation of this offering, our board of directors may, by a majority vote, issue, from time to time, up to an aggregate of 50,000,000 shares of preferred stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each such series thereof, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption (including sinking fund provisions), redemption prices, liquidation preferences and the number of shares constituting any series or designations of such series. See "—Certain Anti-Takeover, Limited Liability and Indemnification Provisions." Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock. The issuance of preferred stock, while providing flexibility in connection with possible future financings and acquisitions and other corporate purposes could, under certain circumstances, have the effect of delaying, deferring or preventing a change in control of us and might affect the market price of our common stock. See "—Certain Anti-Takeover, Limited Liability and Indemnification Provisions." We have no current plan to issue any shares of preferred stock following the consummation of this offering.

Certain Anti-Takeover, Limited Liability and Indemnification Provisions

Certain provisions in our certificate of incorporation and bylaws summarized below may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the shares held by stockholders.

"Blank Check" Preferred Stock

Our certificate of incorporation will provide that our board of directors may, by a majority vote, issue shares of preferred stock. Preferred stock could be issued by our board of directors to increase the number of outstanding shares making a takeover more difficult and expensive. See "—Preferred Stock."

No Cumulative Voting

Our certificate of incorporation will provide that stockholders do not have the right to cumulative votes in the election of directors.

Stockholder Action by Written Consent

Our certificate of incorporation will provide that, prior to the date on which TowerBrook ceases to beneficially own more than 50% of the outstanding shares of our common stock (the "Triggering Event"), any action required to be or that may be taken at any meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if and only if a consent in writing, setting forth the action so taken, shall be signed by the stockholders having not less than the minimum number of votes necessary to take such action.

Classified Board

Our certificate of incorporation and bylaws will provide that following this offering, our board of directors will have three classes of directors:

- Class I shall consist of directors whom shall serve an initial one-year term;

- Class II shall consist of directors whom shall serve an initial two-year term; and

- Class III shall consist of directors whom shall serve an initial three-year term.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect the market price of our common stock prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of a substantial number of shares of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price of our common stock at such time and our ability to raise equity-related capital at a time and price we deem appropriate.

Upon completion of this offering, we will have outstanding an aggregate of 40,351,693 shares of common stock. Of these shares, all of the 11,666,667 shares of common stock to be sold in this offering (or 13,416,667 shares assuming the underwriters exercise the option to purchase additional shares in full) will be freely tradable without restriction unless the shares are held by any of our "affiliates" as such term is defined in Rule 144 under the Securities Act, and without further registration under the Securities Act. All remaining shares of common stock will be deemed "restricted securities" as such term is defined under Rule 144. The restricted securities were, or will be, issued and sold by us in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below.

As a result of the lock-up agreements described below and the provisions of Rule 144 and Rule 701 under the Securities Act, the shares of our common stock (excluding the shares to be sold in this offering) that will be available for sale in the public market are as follows:

- no shares will be eligible for sale on the date of this prospectus or prior to 180 days after the date of this prospectus; and

- 28,685,026 shares will be eligible for sale upon the expiration of the lock-up agreements beginning 180 days after the date of this prospectus and when permitted under Rule 144 or Rule 701.

Lock-up Agreements

We, affiliates of TowerBrook, certain of our other existing stockholders and all of our directors and executive officers have agreed not to sell any common stock or securities convertible into or exercisable or exchangeable for shares of common stock for a period of 180 days from the date of this prospectus, subject to certain exceptions. Please see "Underwriting" for a description of these lock-up provisions. The representatives of the underwriters, in their sole discretion, may at any time release all or any portion of the shares from the restrictions in such agreements.

Rule 144

In general, under Rule 144 under the Securities Act as currently in effect, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the six months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled

Report of Independent Registered Public Accounting Firm

To the Members and Board of Directors of J.Jill, Inc.

In our opinion, the accompanying consolidated balance sheet as of January 31, 2015 and the related consolidated statements of operations and comprehensive income (loss), of members' equity and of cash flows for the period from February 1, 2015 to May 7, 2015 and for each of the two years in the period ended January 31, 2015 present fairly, in all material respects, the financial position of J.Jill, Inc. and its subsidiaries (Predecessor) as of January 31, 2015 and the results of their operations and their cash flows for the period from February 1, 2015 to May 7, 2015 and for each of the two years in the period ended January 31, 2015 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 3 to the consolidated financial statements, the Company changed the manner in which it classifies deferred taxes and the manner in which it classifies debt issuance costs in fiscal year 2015.

/s/ PricewaterhouseCoopers LLP
Boston, Massachusetts
October 21, 2016, except for the Corporate Conversion as described in Note 1 and Note 18 and the Parent Merger as described in Note 18, as to which the date is February   , 2017

Report of Independent Registered Public Accounting Firm

To the Members and Board of Directors of J.Jill, Inc.

 In our opinion, the accompanying consolidated balance sheet as of January 30, 2016 and the related consolidated statements of operations and comprehensive income (loss), of members' equity and of cash flows for the period from May 8, 2015 to January 30, 2016 present fairly, in all material respects, the financial position of J.Jill, Inc. and its subsidiaries (Successor) as of January 30, 2016 and the results of their operations and their cash flows for the period from May 8, 2015 to January 30, 2016 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
Boston, Massachusetts
October 21, 2016, except for the Corporate Conversion as described in Note 1 and Note 18 and the Parent Merger as described in Note 18, as to which the date is February   , 2017

J. Jill, Inc.
CONSOLIDATED STATEMENTS OF OPERATIONS AND
COMPREHENSIVE INCOME (LOSS)

(in thousands, except share and per share data)

	Predecessor			Successor
	For the Fiscal Year Ended February 1, 2014	**For the Fiscal Year Ended January 31, 2015**	**For the Period from February 1, 2015 to May 7, 2015**	**For the Period from May 8, 2015 to January 30, 2016**
Net sales	$ 456,026	$ 483,400	$ 141,921	$ 420,094
Costs of goods sold	161,261	164,792	44,232	155,091
Gross profit	294,765	318,608	97,689	265,003
Selling, general and administrative expenses	267,319	279,557	80,151	246,482
Acquisition-related expenses	—	—	13,341	—
Operating income	27,446	39,051	4,197	18,521
Interest expense	19,064	17,895	4,599	11,893
Income (loss) before provision for income taxes	8,382	21,156	(402)	6,628
Provision for income taxes	3,884	10,860	1,499	2,322
Net income (loss) and total comprehensive income (loss)	$ 4,498	$ 10,296	$ (1,901)	$ 4,306
Net income (loss) per common share attributable to common stockholders:				
Basic and diluted	$ 0.11	$ 0.26	$ (0.05)	$ 0.11
Weighted average number of common shares outstanding:				
Basic and diluted	40,351,693	40,351,693	40,351,693	40,351,693

The accompanying notes are an integral part of these consolidated financial statements.

1. General

J.Jill, Inc. ("J.Jill" or the "Company") is a nationally recognized women's apparel brand, headquartered in Quincy, Massachusetts, focused on affluent customers in the 40-65 age segment in 43 states. J.Jill operates an integrated omni-channel platform that is well diversified across its retail stores, website and catalogs.

The Company was originally formed as a Delaware Limited Liability Company named Jill Intermediate LLC on February 17, 2011 and holds the ownership interests of Jill Acquisition LLC and its subsidiaries. On May 8, 2015, a 94% controlling interest in the Company was acquired (the "Acquisition") by Jill Holdings, Inc. ("Holdings") and the remaining 6% was acquired by JJill Topco Holdings, LP ("Topco"), a Delaware limited partnership formed by TowerBrook Capital Partners L.P. ("TowerBrook"). The purchase price was $396.4 million, which consisted of $386.3 million of cash consideration and $10.1 million of noncash consideration in the form of an equity rollover by management. Holdings, a Delaware corporation, was formed for the purpose of effecting the Acquisition and has no operations of its own, except for costs incurred related to the Acquisition. Holdings is a wholly-owned subsidiary of Topco. Holdings accounted for the Acquisition as a business combination under the acquisition method of accounting. Accordingly, the assets acquired and liabilities assumed were recorded at fair value with the remaining purchase price recorded as goodwill (see Note 4). The Company elected to pushdown the effects of the Acquisition to its consolidated financial statements.

On February   , 2017, Jill Intermediate LLC completed a conversion from a Delaware limited liability company into a Delaware corporation and changed its name to J.Jill, Inc. (the "Corporate Conversion"). In conjunction with the conversion, all of the outstanding equity of Jill Intermediate LLC converted into shares of common stock of J.Jill, Inc. Accordingly, all historical earnings per share amounts presented in the accompanying consolidated statements of operations and comprehensive income (loss) and the notes to the consolidated financial statements (see Note 15) have been adjusted retroactively to reflect the Corporate Conversion.

2. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements prior to and including May 7, 2015 represent the financial information of the Company and its subsidiaries prior to the Acquisition, as well as consolidated variable interest entities ("VIEs") (see Note 10), and are labeled as Predecessor ("Predecessor"). The consolidated financial statements for the periods beginning and subsequent to May 8, 2015 represent the financial information of the Company and its subsidiaries subsequent to the Acquisition and are labeled as Successor ("Successor"). Due to the change in the basis of accounting resulting from the Acquisition, the Company's consolidated financial statements for these reporting periods are not comparable.

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

The Company uses a 52 to 53 week fiscal year ending on the Saturday closest to January 31. Each fiscal year generally is comprised of four 13 week fiscal quarters, although in the years with 53 weeks the fourth quarter represents a 14 week period. The period from February 1, 2015 to May 7, 2015 (Predecessor period) included approximately 14 weeks of operations. The Predecessor fiscal years of 2013 and 2014 each had 52 weeks of operations. The period from May 8, 2015 to January 30, 2016 (Successor period) included approximately 38 weeks of operations.

historical experience to estimate pre-vesting forfeitures for service-based awards. The impact of a forfeiture rate adjustment is recognized in full in the period of adjustment, and if the actual forfeiture rate is materially different from the Company's estimate, the Company may be required to record adjustments to equity-based compensation expense in future periods.

The Company recognizes equity-based compensation generated at Topco and records the related expense in its consolidated financial statements as the costs are deemed to be for the benefit of the Company (see Note 16). The expenses were allocated from the parent level to the Company and recognized as an equity contribution.

Earnings Per Share

Basic net income (loss) per share attributable to common stockholders is calculated by dividing net income (loss) available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted net income (loss) per share attributable to common stockholders is calculated by dividing net income (loss) available to common stockholders by the diluted weighted average number of common shares outstanding for the period. There were no potentially dilutive securities outstanding during the 2013, 2014, 2015 Predecessor or 2015 Successor periods.

Credit Card Agreement

The Company has an arrangement with a third party to provide a private label credit card to its customers through February 2018 with two, two-year extension periods. The Company does not bear the credit risk associated with the private label credit card at any point prior to the termination of the agreement, at which point the Company is obligated to purchase the receivables. If the arrangement is terminated prior to September 7, 2021 and other criteria are met, the Company is obligated to pay a purchase price premium. The potential impact of the purchase obligation cannot be reasonably estimated as of the issuance date.

The Company also receives reimbursements for costs of marketing programs related to the credit card, which are recorded as a reduction in operating expenses in the accompanying consolidated statements of operations and comprehensive income (loss). Reimbursements amounted to $0.7 million, $0.5 million, $0.2 million, and $0.6 million for the 2013, 2014, 2015 Predecessor and 2015 Successor periods, respectively.

The Company also receives royalty payments from the credit card agreement, as discussed in *Revenue Recognition*, above.

Employee Benefit Plan

The Company has a 401(k) retirement plan under third-party administration covering all eligible employees who meet certain age and employment requirements pursuant to Section 401(k) of the Internal Revenue Code. Subject to certain dollar limits, eligible employees may contribute a portion of their pretax annual compensation to the plan, on a tax-deferred basis. The plan operates on a calendar year basis. The Company may, at its discretion, make elective contributions of up to 50% of the first 3% of the gross salary of the employee, which vests over a five year period. Discretionary contributions made by the Company for the 2013, 2014, 2015 Predecessor and 2015 Successor periods, were $0.5 million, $0.6 million, $0.2 million and $0.4 million, respectively.

Concentration of Credit Risks

Financial instruments that potentially subject the Company to concentrations of credit risk principally consist of cash held in financial institutions and accounts receivable. The Company considers the credit risk

The following table summarizes the computation of basic and diluted net income (loss) per share attributable to common stockholders for the 2013, 2014 and 2015 Predecessor and 2015 Successor periods (in thousands, except share and per share data):

	For the Fiscal Year Ended February 1, 2014 (Predecessor)	For the Fiscal Year Ended January 31, 2015 (Predecessor)	For the Period from February 1, 2015 to May 7, 2015 (Predecessor)	For the Period from May 8, 2015 to January 30, 2016 (Successor)
Numerator				
Net income (loss) attributable to common stockholders, basic and diluted	$ 4,498	$ 10,296	$ (1,901)	$ 4,306
Denominator				
Weighted average common shares outstanding, basic and diluted	40,351,693	40,351,693	40,351,693	40,351,693
Net income (loss) per share attributable to common stockholders, basic and diluted	$ 0.11	$ 0.26	$ (0.05)	$ 0.11

16. Equity-Based Compensation

Predecessor Plan

In conjunction with the Acquisition (see Note 4), the equity-based compensation plans that were in existence in the Predecessor periods, as further discussed below, were settled and no longer outstanding subsequent to May 8, 2015.

On March 30, 2012, JJIP, a Limited Partnership (the "Partnership"), was formed by the then current owners of the Company and held a portion of the outstanding common units of the Company. A Management Incentive Unit equity program (the "Predecessor Plan") was established by JJIP to provide the opportunity for key employees of the Company to participate in the appreciation of the business.

The Predecessor Plan allowed Management Incentive Units ("MIUs") to be granted to employees of the Company at the discretion of JJIP's board of managers, not to exceed a maximum of 105,000 outstanding at any given time. The MIUs entitled the employees to an interest in JJIP upon the vesting of the MIU. When distributions are made by the Company to JJIP, a holder of common units in the Predecessor periods, JJIP's board of managers would determine the allocation of that distribution to the JJIP interest holders. As of January 31, 2015 (Predecessor), there were an aggregate 14,006 MIUs authorized and available for future issuance.

The vesting terms of MIUs granted by JJIP to employees of the Company were determined on a grant-by-grant basis, according to the terms set forth by JJIP's board of managers. Half of the MIUs were granted as time-based vesting awards with the remaining half granted as performance-based vesting awards. MIUs granted with connection with the Acquisition, including principal and accrued interest, to settle all remaining obligations under this credit facility.

18. Subsequent Events

On May 27, 2016, the Company entered into an agreement to amend its existing term loan agreement to add $40.0 million in additional loans. The other terms and conditions of the term loan agreement remained substantially unchanged (see Note 9). The Company used the additional loan proceeds, along with available cash on hand, to fund a $70.0 million dividend to the partners of Topco, which was approved by the board of directors on May 26, 2016.

On February   , 2017, Jill Intermediate LLC completed a conversion from a Delaware limited liability company into a Delaware corporation and changed its name to J.Jill, Inc. In conjunction with the conversion, all of the outstanding equity of Jill Intermediate LLC converted into shares of common stock of J.Jill, Inc. Accordingly, all historical earnings per share amounts presented in the accompanying consolidated statements of operations and comprehensive income (loss) and the related notes to the consolidated financial statements have been adjusted retroactively to reflect the Corporate Conversion.

Immediately after completing the Corporate Conversion, J.Jill, Inc. merged with and into its direct parent JJill Holdings on February   , 2017, with J.Jill, Inc. continuing as the surviving entity (the "Parent Merger"). The Parent Merger is a reorganization of entities under common control and in accordance with ASC 805, the Company's financial statements will be retroactively restated to reflect the Parent Merger as of the earliest date that common control existed, in the period in which the Parent Merger occurred. JJill Holdings did not have operations on its own, except for buyer transaction costs of $[approximately $8.6] million incurred to execute the Acquisition of the Company. The restated combined results of operations of the Company and JJill Holdings, will be adjusted retroactively by $ million, and will result in the Company's net income (loss) for the period from May 8, 2015 to January 30, 2016 (Successor) of $ million and net income (loss) per share attributable to common stockholders of $.

The Company has evaluated subsequent events from the balance sheet date through October 21, 2016, the date at which the consolidated financial statements were available to be issued, and with respect to the Corporate Conversion and Parent Merger described above through February [XX], 2017 and determined that there are no other material items to disclose.

J.Jill, Inc.
(PARENT COMPANY ONLY)
CONDENSED STATEMENTS OF OPERATIONS AND
COMPREHENSIVE INCOME (LOSS)
(in thousands, except per share data)

		Predecessor		Successor
	For the Fiscal Year Ended February 1, 2014	**For the Fiscal Year Ended January 31, 2015**	**For the Period from February 1, 2015 to May 7, 2015**	**For the Period from May 8, 2015 to January 30, 2016**
Equity in net income (loss) of subsidiaries	$ 4,498	$ 10,296	$ (1,901)	$ 4,306
Net income (loss) and total comprehensive income (loss)	$ 4,498	$ 10,296	$ (1,901)	$ 4,306
Net income (loss) per share attributable to common stockholders:				
Basic and diluted	$ 0.11	$ 0.26	$ (0.05)	$ 0.11
Weighted average number of common shares outstanding:				
Basic and diluted	40,351,693	40,351,693	40,351,693	40,351,693

A statement of cash flows has not been presented as J.Jill, Inc. parent company did not have any cash as of, or for the year ended February 1, 2014, the year ended January 31, 2015, the period from February 1, 2015 to May 7, 2015 or the period from May 8, 2015 to January 30, 2016.

The accompanying note is an integral part of these condensed financial statements

Note to Condensed Financial Statements of Registrant (Parent Company Only)

Basis of Presentation

These condensed parent company-only financial statements have been prepared in accordance with Rule 12-04, Schedule I of Regulation S-X, as the restricted net assets of the subsidiaries of J.Jill, Inc. (as defined in Rule 4-08(e)(3) of Regulation S-X) exceed 25% of the consolidated net assets of the company. The ability of J.Jill, Inc.'s operating subsidiaries to pay dividends may be restricted due to the terms of the subsidiaries' term loan and asset-based revolving credit agreements, as defined in Note 9 to the audited consolidated financial statements.

On February   , 2017, Jill Intermediate LLC completed a conversion from a Delaware limited liability company into a Delaware corporation and changed its name to J.Jill, Inc. In conjunction with the conversion, all of the outstanding equity of Jill Intermediate LLC converted into shares of common stock of J.Jill, Inc. Accordingly, all historical earnings per share amounts presented in the condensed parent company statements of operations and comprehensive income (loss) have been adjusted retroactively to reflect the Corporate Conversion.

J.Jill, Inc.
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(in thousands, except share and per share data)

	Predecessor	Successor	
	For the Period from February 1, 2015 to May 7, 2015	**For the Period from May 8, 2015 to October 31, 2015**	**For the Thirty-Nine Weeks Ended October 29, 2016**
Net sales	$ 141,921	$ 274,741	$ 472,139
Costs of goods sold	44,232	101,185	149,673
Gross profit	97,689	173,556	322,466
Selling, general and administrative expenses	80,151	161,236	273,882
Acquisition-related expenses	13,341	—	—
Operating income	4,197	12,320	48,584
Interest expense	4,599	7,922	13,630
Income (loss) before provision for income taxes	(402)	4,398	34,954
Provision for income taxes	1,499	1,541	12,924
Net income (loss) and total comprehensive income (loss)	$ (1,901)	$ 2,857	$ 22,030
Net income (loss) per share attributable to common stockholders:			
Basic and diluted	$ (0.05)	$ 0.07	$ 0.55
Weighted average number of shares outstanding:			
Basic and diluted	40,351,693	40,351,693	40,351,693

The accompanying notes are an integral part of these consolidated financial statements.

1. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements prior to and including May 7, 2015 represent the financial information of the Company and its subsidiaries prior to the Acquisition and are labeled as Predecessor ("Predecessor"). The consolidated financial statements for the periods beginning and subsequent to May 8, 2015 represent the financial information of the Company and its subsidiaries subsequent to the Acquisition and are labeled as Successor ("Successor"). The consolidated financial statements from May 8, 2015 to October 31, 2015 is referred to as the "2015 Interim Successor Period." Due to the change in the basis of accounting resulting from the Acquisition, the Company's consolidated financial statements for these reporting periods are not comparable.

On February   , 2017, Jill Intermediate LLC completed a conversion from a Delaware limited liability company into a Delaware corporation and changed its name to J.Jill, Inc. In conjunction with the conversion, all of the outstanding equity of Jill Intermediate LLC converted into shares of common stock of J.Jill, Inc. Accordingly, all historical earnings per share amounts presented in the accompanying consolidated statements of operations and comprehensive income (loss) and the related notes to the consolidated financial statements have been adjusted retroactively to reflect the Corporate Conversion.

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

All significant intercompany balances and transactions have been eliminated in consolidation. Certain information in footnote disclosures normally included in annual financial statements has been omitted for the interim periods presented in accordance with the rules and regulations of the Securities and Exchange Commission and GAAP.

In the opinion of management, the consolidated financial statements contain all normal and recurring adjustments necessary to present fairly the financial position and results of operations of the Company. The consolidated balance sheet as of January 30, 2016 is derived from the audited consolidated balance sheet for the year then ended. The results of operations for the thirty-nine weeks ended October 29, 2016 are not necessarily indicative of results to be expected for the full year ended January 28, 2017. These interim consolidated financial statements should be read in conjunction with the consolidated financial statements for the year ended January 30, 2016 and the related notes thereto included elsewhere in this prospectus.

Recently Issued Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, *Measurement of Credit Losses on Financial Instruments.* This amendment significantly changes how entities measure credit losses for most financial assets and certain other instruments that aren't measured at fair value through net income. This guidance affects loans, debt securities, trade receivables, net investments in leases, off balance sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual right to receive cash. The standard will replace the incurred loss approach with a current expected credit loss model for instruments measured at amortized cost, requiring an entity to reflect its current estimate of all expected credit losses. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets to present the net amount expected to be collected. The update also requires certain incremental disclosures. The amendments in this update are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. The Company is evaluating the impact adopting this standard will have on its consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15, *Statement of Cash Flows.* The pronouncement was issued to address diversity in how certain cash receipts and cash payments are presented in the statement of cash flows.

3. Acquisition

On May 8, 2015, Holdings, a wholly owned subsidiary of Topco, acquired approximately 94% of the outstanding interests of the Company, with Topco acquiring the remaining 6% of the outstanding membership interests of the Company. The following unaudited pro forma financial information summarizes the combined results of operations for the Company as though the Acquisition occurred on February 2, 2014 (in thousands):

	For the Thirty-Nine Weeks Ended October 31, 2015
Net sales	$416,662
Net income	$ 18,664

The unaudited pro forma financial information is presented for informational purposes only and may not be indicative of results that would have been achieved if the Acquisition had taken place on February 2, 2014.

4. Income Taxes

The Company recorded income tax expense of $1.5 million, $1.5 million, and $12.9 million in the 2015 Predecessor period, the 2015 Interim Successor period and the thirty-nine weeks ended October 29, 2016 (Successor), respectively. The effective tax rates were (372.9%), 35.0% and 37.0% in the 2015 Predecessor period, the 2015 Interim Successor period and the thirty-nine weeks ended October 29, 2016 (Successor), respectively.

The effective tax rates for the 2015 Interim Successor period and the thirty-nine weeks ended October 29, 2016 (Successor) reflect the federal statutory rate of 35.0% as well as the impact of state income taxes. The effective tax rate in the 2015 Predecessor period reflects transaction costs related to the Acquisition, which were not deductible for tax purposes.

5. Earnings Per Share

The following table summarizes the computation of basic and diluted net income (loss) per share attributable to common stockholders for the 2015 Predecessor, 2015 Interim Successor and the thirty-nine weeks ended October 29, 2016 (Successor) (in thousands, except share and per share data):

	Period from February 1, 2015 to May 7, 2015 (Predecessor)	For the Period from May 8, 2015 to October 31, 2015 (Successor)	For the Thirty-Nine Weeks Ended October 29, 2016 (Successor)
Numerator			
Net income (loss) attributable to common stockholders, based and diluted	$ (1,901)	$ 2,857	$ 22,030
Denominator			
Weighted average common shares outstanding, basic and diluted	40,351,693	40,351,693	40,351,693
Net income (loss) per share attributable to common stockholders, basic and diluted	$ (0.05)	$ 0.07	$ 0.55

6. Equity-Based Compensation

Compensation expense for the 2015 Predecessor period, 2015 Interim Successor and the thirty-nine weeks ended October 29, 2016 (Successor) was $0.4 million, $0.1 million and $0.5 million, respectively.

Total rental expense was $12.7 million, $23.7 million and $41.1 million for the 2015 Predecessor, 2015 Interim Successor period and nine month 2016 Successor periods, respectively, exclusive of contingent rental expense recorded of $0.5 million, $0.9 million and $1.4 million for the same respective periods.

Legal Proceedings

The Company is subject to various legal proceedings that arise in the ordinary course of business. The Company accrues for liabilities associated with these proceedings which are determined to be probable and which can be reasonably estimated. Although the outcome of such proceedings cannot be predicted with certainty, management does not believe that it is reasonably possible that these outstanding proceedings will result in unaccrued losses that would be material. The Company maintains insurance policies to mitigate the financial impact of certain litigation.

Concentration Risk

An adverse change in the Company's relationships with its key suppliers, or loss of the supply of one of the Company's key products for any reason, could have a material effect on the business and results of operations of the Company. One supplier accounted for approximately 16.4% of the Company's purchases during the thirty-nine weeks ended October 29, 2016.

Other Commitments

In addition to the lease commitments disclosed above, the Company enters into other cancelable and noncancelable commitments. Typically, these commitments are for less than one year in duration and are principally for the procurement of inventory. Preliminary commitments with the Company's merchandise vendors typically are made six to nine months in advance of the planned receipt date. The Company had outstanding purchase commitments of $84.9 million and $124.9 million as of January 30, 2016 (Successor) and October 29, 2016 (Successor), respectively.

9. Subsequent Events

On February ___, 2017, Jill Intermediate LLC completed a conversion from a Delaware limited liability company into a Delaware corporation and changed its name to J.Jill, Inc. In conjunction with the conversion, all of the outstanding equity of Jill Intermediate LLC converted into shares of common stock of J.Jill, Inc. Accordingly, all historical earnings per share amounts presented in the accompanying consolidated statements of operations and comprehensive income (loss) and the notes to the consolidated financial statements (see Note 5) have been adjusted retroactively to reflect the Corporate Conversion.

Immediately after completing the Corporate Conversion, J.Jill, Inc. merged with and into its direct parent JJill Holdings on February ___, 2017, with J.Jill, Inc. continuing as the surviving entity (the "Parent Merger"). The Parent Merger is a reorganization of entities under common control and in accordance with ASC 805, the Company's financial statements will be retroactively restated to reflect the Parent Merger as of the earliest date that common control existed, in the period in which the Parent Merger occurred. JJill Holdings did not have operations on its own, except for buyer transaction costs of $[approximately $8.6] million incurred to execute the Acquisition of the Company. The restated combined results of operations of the Company and JJill Holdings, will be adjusted retroactively by $_____ million, and will result in the Company's net income (loss) for the period from May 8, 2015 to January 30, 2016 (Successor) of $_____ million and net income (loss) per share attributable to common stockholders of $_____.

The Company has evaluated subsequent events from the balance sheet date through December 22, 2016, the date at which the interim consolidated financial statements were available to be issued, and with respect to the Corporate Conversion and Parent Merger described above, through February [XX], 2017, and determined that there are no material items to disclose.